SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       CARNEGIE INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)


                Colorado                                  13-3692114
    (State or other jurisdiction of                    (I.R.S. Employer
     Incorporation or Organization)                  Identification Number)


11350 McCormick Road, Executive Plaza #3, Suite 1001
             Hunt Valley, Maryland                           21031
   (Address of Principal Executive Office)                (Zip Code)


Registrant's telephone number, including area code   410-785-7400



Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                     Name of Each Exchange on Which
    to be so Registered                     Each Class is to be Registered

          None                                          None


Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock and Preferred Stock
                                (Title of Class)


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Introductory Statements

         Carnegie International Corporation (the "Corporation") has prepared and filed this Form 10-SB on a voluntary basis to make available reportable information about the Corporation to existing shareholders and others interested in the activities of the Corporation.

         This registration statement on Form 10-SB (the "Registration Statement") may be deemed to contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Registration Statement or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, reports to the Corporation's stockholders and other publicly available statements issued or released by the Corporation involve known and unknown risks, uncertainties and other factors which could cause the Corporation's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management's best estimates based upon current conditions and the most recent results of operations.

                                     PART I

ITEM 1.  BUSINESS

Corporate History

         The Corporation was formed under the laws of the State of Colorado on March 26, 1974, under the name "Entropy Limited," to engage in the development, manufacture and sale of solar energy systems. In 1982, the Corporation ceased operations when its inventory and working capital were depleted.

         In September 1984, the Corporation was revived by reason of a merger with Solenergy Corporation, which was also engaged in the solar energy business, and at that time, changed its name to "Solenergy Corporation." The operations of the combined companies were not successful and, as a result, the Corporation again ceased its operations in June 1985. In September 1985, the Corporation sold all of its assets and distributed the proceeds to its secured creditors.

         In January 1992, the charter of the Corporation was revoked by the State of Colorado for the failure to file mandatory reports. In August 1994, the Corporation's former president caused the Corporation's charter to be reinstated in the hope of arranging a transaction pursuant to which the stockholders might receive some value. At that time, the name of the Corporation was changed to "A&W Corporation, Inc." to reflect that the Corporation was no longer in the solar energy business.



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         In February 1996,  the officers of the  Corporation  began  discussions with representatives of Grandname Limited, a British Virgin Islands corporation ("Grandname"). In March 1996, the Corporation entered into an Exchange Agreement with Grandname pursuant to which the Corporation agreed to exchange up to 16,136,666 shares of its common stock for all of the issued and outstanding
stock  of  Electronic  Card  Acceptance  Corporation,   a  Virginia  corporation
("ECAC"), and DAR Products Corporation, a Maryland corporation ("DAR"). The exact number of shares of common stock of the Corporation to be issued pursuant to the Exchange Agreement was later determined to be 12,650,000. Grandname had entered into agreements to acquire ECAC and DAR in exchange for stock of the Corporation. The transaction closed on May 3, 1996 at which time (i) a 1 for 10 reverse stock split previously approved by the Board of Directors of the Corporation became effective, so that its 10,000,000 shares of outstanding common stock were reduced to 1,000,000, (ii) the 9,000,000 shares of the then authorized but unissued common stock were issued to Grandname, and (iii) the Corporation agreed to issue the additional 3,650,000 shares of common stock to which Grandname was entitled pursuant to the Exchange Agreement, as soon as the Corporation amended its charter to increase the authorized number of shares of common stock.

         As a result of the Exchange Agreement, ECAC and DAR became wholly-owned subsidiaries of the Corporation. ECAC engages in the transaction processing and servicing of credit card transactions for merchants. DAR owns and licenses a patented Non-grip Technology(R) for application to a variety of handheld items which minimizes or eliminates the need for the user to exert a gripping force.

         On May 22, 1996, the Corporation changed its name to "Carnegie International Corporation." On June 28, 1996, the stockholders of the Corporation approved an amendment to its charter increasing its authorized capital stock to 150,000,000 shares which consisted of 110,000,000 shares of common stock, no par value ("Common Stock"), and 40,000,000 shares of preferred stock, $1.00 par value ("Preferred Stock"). Immediately thereafter, the Corporation issued the additional 3,650,000 shares pursuant to the Exchange Agreement.

         On July 15, 1997, the Corporation repurchased 1,585,000 shares of the Corporation's common stock for $800,000 from the Estate of John Saah, which received its shares as a stockholder of ECAC pursuant to the Exchange Agreement with Grandname.

         During the spring of 1997, the Board of Directors of the Corporation made a decision to focus the future operations of the Corporation primarily in the telecommunications industry rather than financial services due to declining profit margins and increased competition in that industry. In implementation of that business strategy, the Corporation effected in the period from April 1997 to August 1998, the following transactions.



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         Sale of ECAC

         On April 16, 1997, ECAC sold a portion of its merchant accounts to First USA Merchant Services, Inc. for cash in the amount of $3,700,000.

         On January 6, 1998, ECAC (Europe), Ltd., a subsidiary formed by the Corporation to engage in credit card processing in Europe, was sold to Alpina Tours, Ltd. for $250,000, evidenced by a promissory note due June 29, 1999, with interest at 6% per annum. The note is secured by 125,000 shares of common stock of the Corporation owned by the buyer.

         On January 31, 1998, the Corporation sold all of the outstanding stock of ECAC to Value Partners Limited, a Texas Limited Partnership for $100,000 in cash and the retention by the Corporation of 40% of the gross profit derived from the accounts of Franklin Bank which operates in suburban Detroit, Michigan.

         Spinoff of DAR

         On September 15, 1997, the Corporation's Board of Directors approved a plan to spin-off DAR to the Corporation's stockholders since ownership of DAR was not consistent with the telecommunications strategy. The Corporation formed TimeCast Corporation, a Nevada corporation; transferred the stock of DAR to TimeCast; and then, on October 29, 1997, distributed all of the stock of TimeCast to the Corporation's stockholders pro-rata, on the basis of one share of TimeCast for every three shares of the Corporation.

         Acquisition of PTT and Talidan

         On September 29, 1997, the Corporation acquired pursuant to Exchange Agreements all of the stock of both Profit Thru Telecommunications (Europe) Limited, a United Kingdom corporation ("PTT"), and Talidan Limited, a British Virgin Islands corporation ("Talidan"), from Tiller Holding Limited, an Anguilla company ("Tiller"). In consideration for the stock of PTT and Talidan, the Corporation issued to the PTT-Talidan Shareholders an aggregate of 19,340,000 shares of the Corporation's common stock, two-year warrants to purchase 5,000,000 additional common shares at an exercise price of 50% of the average market price of the Corporation's common stock for the 30 trading days prior to exercise, and four-year options (the "Exchange Options") to purchase additional common shares at an exercise price of $.001 per share for that number of shares determined by dividing 2,500,000 by the average market price for the 30 trading days prior to exercise. (See Item 8. "Description of Capital Stock" for a description of the terms of the warrants and options.)

         PTT is a telecommunications software company with its principal place of business located in Sheffield, England and has developed a series of interactive voice response software products and a multi-language automated voice recognition system for commercial use. Talidan is a telecommunications company with its principal place of business on the Isle of Man. Talidan


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creates call traffic for telecommunication carriers by promoting information and entertainment services using their circuits. In June 1998, Talidan sold-off a portion of its business. (See "Business - Talidan" below).

         Contemporaneously with the PTT/Talidan closing, the Corporation entered into a Preemption Agreement with Tiller granting the Corporation a right of first refusal for a period of three years to purchase any telecommunications businesses which Tiller desires to sell. In consideration thereof, the Corporation issued four-year options (the "Preemption Options") to Tiller to purchase shares of common stock at an exercise price of $.001 per share for that number of shares determined by dividing 2,500,000 by the average market price for the 30 days prior to exercise. (See Item 8. "Description of Capital Stock - Preemption Options")

         To the extent that the Exchange Options and Preemptive Options are not fully exercised by the third anniversary of the date of issue, the holders may, for a period of 30 days thereafter, exercise the remaining options in whole or in part, and require the Corporation to purchase the resultant shares at the price at which the number of shares was computed. The Corporation has recorded in its financial statements a liability representing these put options of $3,756,574 which is the discounted value of the stock options utilizing a 10% discount rate over three years. (See Item 8. "Description of Capital Stock - Put Options".)

         Acquisition of ACC

         The Corporation acquired as of February 1, 1998 all of the stock of Harbor City Corporation, a Maryland corporation trading as ACC Telecom ("ACC"), with its principal place of business in Columbia, Maryland, for 200,000 shares of Series A Preferred Stock and $1,000,000 payable in 20 equal quarterly installments over a five year period. ACC fits into the Corporation's developing telecommunications business because it is a telephony dealer engaged in the sale, installation and servicing of telephone equipment and will market the software developed by PTT. (See Item 8. Description of Capital Stock)

         Contemporaneously with the ACC acquisition, the Corporation entered into a Buy-Back/Sell-Back Agreement (the "BBSB Agreement") with Barry N. Hunt and Susan B. Hunt (the "Hunts"). The BBSB Agreement provides that for a period of twenty-four (24) months from the date of the BBSB Agreement, (i) the Hunts will have the option to buy back the ACC stock if MAVIS(TM) (as described herein) is not reasonably marketable and (ii) the Corporation will have the option to sell back the ACC stock if ACC is unable to pay for its expenses for more than two consecutive months. In the event either party exercises its option, the Series A Preferred Stock issued to the Hunts and the unpaid portion of the $1,000,000 purchase price payable to the Hunts will both be cancelled. Based on the developments to date, the Corporation does not believe that either the Buy-Back option or the Sell Back option will be exercised.



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         Option on Delaware telephony company

         On July 22, 1998, the Corporation obtained an option to acquire a company engaged in the sale, installation and servicing of telephone equipment, in Delaware and adjoining states, subject to due diligence satisfactory to the Corporation. The Corporation is to issue 5,000 shares of the Corporation's common stock for the option. The purchase price for the business, if consummated, will be $2,800,000 in cash or cash equivalents. For its last fiscal year ending December 31, 1997, the revenues of the company to be acquired were $1,400,000.

         Acquisition of Victoria Restaurant

         In addition to all of the above transactions related to the Corporation's telecommunications strategy, the Corporation made one additional acquisition. In order to provide cash flow to the Corporation in the period prior to the time that the Corporation's telecommunications business becomes self-sustaining, the Corporation acquired the Victoria Station Restaurant in Virginia Gardens, Florida, effective in August, 1997. The purchase price for the restaurant was cash in the amount of $140,000, a promissory note in the amount of $185,000 payable in January 1998 and 25,000 shares of the Corporation's common stock.

         As of September 1, 1998, the Corporation had 43,810,208 shares of common stock issued and outstanding and held by 1033 stockholders and 200,000 shares of Series A Preferred Stock held by the former owners of ACC.

Business

         The Corporation is a holding company that operates several wholly owned subsidiaries in the telecommunications, financial services and restaurant industries. The Corporation has no direct operating assets or business activity, but does provide management and other services to its subsidiaries. The Corporation's telecommunication's business includes the development of interactive voice response ("IVR") and voice recognition system software, the marketing of international long distance call traffic through the promotion of information and entertainment services, and the sale, installation and servicing of telephone equipment. The Corporation's restaurant business consists of the ownership and operation of one restaurant located in the Miami, Florida area. The Corporation continues to be active in financial services in the processing of credit card accounts through its subsidiary Electronic Card Processing, Inc. ("ECPI") which currently assists in the marketing of the credit card accounts of the Franklin Bank and seeks to expand the customer base of that bank. The Corporation will derive income from servicing such accounts and/or selling such accounts.

         The Corporation has twelve full-time employees.



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         PTT

         General. PTT is engaged in the development and marketing of interactive voice response ("IVR") software products and a multi-language automated voice recognition software product ("MAVIS"(TM)), a computer telephone integrated ("CTI") system. PTT was in the process of developing software through December 31, 1997 with only minor amounts of sales of its IVR software products. IVR allows a user to access, store and carry out a variety of processing and messaging services by using the caller's voice commands. The telephony industry is developing a variety of new applications each year and expects to benefit from the efficiencies and cost savings of this relatively new technology. MAVIS(TM) creates an auto attendant for businesses that connects callers to an individual or department using voice only without the need to key punch numbers.

         MAVIS(TM) interfaces with Microsoft's Windows NT and Lernout & Hauspie's ASR Run-Time and TTS Run-Time software programs. Lernout & Hauspie, a Belgium company, is a world leader in the burgeoning market for multi-language enhanced speech recognition, and its platform currently permits MAVIS(TM) to operate in "American" English, "British" English, and German. The Corporation will add additional languages to MAVIS(TM) capability in the future. MAVIS(TM) can also provide voice mail and e-mail capabilities. A caller has the option to access both voice mail and e-mail remotely through MAVIS(TM) without the need for a computer by using text to speech technology to read the voice mail or e-mail to the caller. The caller can then request that the voice mail or e-mail be repeated, deleted or saved by stating the appropriate voice command instead of pressing buttons on the telephone keypad.

         MAVIS(TM) can be both retrofited to perform with most existing private branch exchange ("PBX") equipment or can be incorporated into new PBX switchboards. ACC and other telephony dealers engaged by the Corporation will market MAVIS(TM) as an integrated addition to existing PBX systems. In addition, the Corporation intends to negotiate with major manufacturers of multiple line business phone systems and switchboards such as Comdial and Sprint for MAVIS(TM) software to be incorporated into their hardware products.

         MAVIS(TM) is currently being marketed for field trials in Great Britain by PTT and in the United States by ACC and is currently operating in several locations in Great Britain and in two locations in the United States. PTT is currently seeking marketing partners throughout the United Kingdom and Europe and ACC is doing the same throughout the United States. ACC believes that due to its existing relationship with Comdial dealers in the United States it will be able to establish a national dealer network for MAVIS(TM).

         PTT has developed a variety of IVR software products which are currently being marketed in Europe and will be marketed in the United States in the future, including the following:

         OrderMaster(TM): This product allows businesses to place orders from various suppliers in a general voice box owned by PTT. The orders are then forwarded


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         to the supplier seamlessly.  Conventional phone ordering requires calls to each supplier individually by a certain time or, if placed after business hours, require a voice mail to be provided and a response on the next business day. OrderMaster(TM) allows the customer to place the order at any time seven days a week which is transmitted to the supplier instantly. PTT charges a fee for handling each order to the supplier. This will allow the customer to reduce its internal costs by
         eliminating   answering  services  and  providing  timely  updating  of
         inventory records.

         WageMaster(TM): This product is an automated payroll designed for use by small businesses over the telephone. Callers enter time and pay. The software then calculates and records the deductions and sends a facsimile similar to a pay stub to the client. PTT charges an annual fee and a calculation fee.

         Database Management: This is a software product which is used to collect over the telephone a variety of information from individuals, such as name, address, telephone number, identity and date of purchase of products. Its first commercial application is planned to register purchases. PTT charges a database management fee to the manufacturer of the product.

         Profiling: This is an IVR program used to analyze prospective employees for companies. PTT has a contract for profiling applicants for executive positions with a bank in the United Kingdom.

         Travel Information: This product is used by travelers. A special telephone number is advertised to the public. The caller states his destination country and is informed of various information relative to that country such as necessary inoculations. The caller pays a premium telephone rate for this service and PTT receives a portion of such fee from the telephone company.

         Hotels: PTT has an agreement with British Travel Agents Accommodation Register (the "Register") whereby the Register advertises hotel rooms on behalf of the English and Scottish tourist boards in national newspapers. The customer calls a free telephone number which allows the customer to reserve a hotel room. The customer information is then passed on to the relevant hotel instantly. PTT charges a fee to the participating hotels for the maintenance of the hotel database.

         Security Micro Dot: This is a security program to assist in the recovery of stolen automobiles. The vehicle and its principal parts are embedded with a serial number that is not visible to the naked eye. PTT maintains a database of these serial numbers which may be accessed by telephone. PTT is paid a maintenance fee and for calls made to the database.



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         Call-a-Card(TM):  This is an interactive  software  program pursuant to which a customer calls a special telephone number and dictates a greeting message. A card is sent to the intended recipient giving him or her a telephone number to call. When that number is called the special recorded message is broadcast.

         Employee Supervision: This program is designed for companies with a large number of employees nationally or internationally that perform services at a customer's business such as a cleaning service. The employee is required to call a special telephone number when arriving at and leaving the customer's business, which information is recorded and sent to the client. If an employee doesn't call at the specified time, a supervisor is called and informed.

         Competition. There are many companies developing IVR and CTI software products that have substantially greater technical, financial and marketing resources as well as larger customer bases and greater name recognition than the Corporation. The Corporation's competitors in the telephony oriented market for messaging systems are independent suppliers, including Octel Communications, Centigram Communications, Active Voice, Voysys, and Cellware Technologies. The Corporation's competitors in the development of voice recognition systems are independent companies such as Vocalis, Phillips and VCS, as well as PBX and key telephone manufacturers such as Lucent Technologies, Northern Telecom, Siemens, Executone, Panasonic and Toshiba which are seeking a voice recognition system partner to integrate such systems into their equipment.

         With respect to voice recognition systems the Corporation believes that its MAVIS(TM) system can compete favorably with any other similar system being currently marketed because MAVIS(TM) is the only such system that can be integrated with most existing and all new PBX equipment and can be produced in seven different languages. With respect to IVR products, the Corporation believes that it can compete based on innovation of the Corporation's products, early marketing, price, relationship with end-users, and the universality of many of its software products.

         Intellectual Property. The Corporation's success depends in part on its ability to protect its proprietary technology. PTT believes that its success will depend on its ability to design, develop and market new products and new or enhanced applications, rather than on patent protection. However, the likelihood of obtaining patents is evaluated with respect to each product and patent applications are filed where appropriate. The Corporation has filed a patent application on IVR software in England and under the Patent Cooperation Treaty which permits filing in 95 countries worldwide upon designation within one year and the payment of appropriate fees. The Corporation otherwise relies on a combination of copyright, trademark and trade secret laws, nondisclosure and other agreements and technical measures to protect its proprietary technology. There can be no assurance that the Corporation will be able to obtain any meaningful patent protection for its technology in the future or that measures taken by the Corporation will be adequate to prevent or deter misappropriation of its technologies or the development of


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technologies  having  similar  performance   characteristics.   The  Corporation
licenses certain portions of its technology from third parties under written agreement such as the multi-language programs from Lernout & Hauspie which require the Corporation to pay ongoing royalty payments.

         Employees. PTT currently has eight employees consisting of four programmers, two salesmen, one receptionist and one administrator. PTT expects to increase its technical and sales personnel as additional products come online and the distribution of MAVIS(TM) becomes widespread.

         Talidan

         General. Talidan is engaged in the business of creating call traffic for small international telephone carriers by public promotion of information and entertainment services using the telephone circuits of such carriers. Telecommunication companies have agreements which determine how an imbalance of telephone traffic to and from a country is handled. Generally, a payment is made by the carrier from which the higher level of traffic originated. Talidan's promotions create or increase an imbalance of call traffic in favor of its associated telephone carriers. Talidan receives commissions from these carriers as a percentage of the imbalance payments which these carriers receive from their correspondent carriers. Talidan currently has contracts with international carriers in Chile, Cook Islands, Moldova and Sao Tome and a contract with a domestic carrier in Brazil utilizing circuits inside of that country.

         The services promoted by Talidan use dedicated ranges of telephone numbers allocated for that purpose. The most successful of the services are those appealing to a late night adult audience. Advertisements for these services are placed on television in Brazil and in print in newspapers and magazines elsewhere. Callers respond to such ads and are charged by their local telephone company for calls to the international destination. The originating local carriers pay Talidan's international carrier who then pays Talidan.

         The Corporation determined that the print media used to obtain its late night audience was not consistent with the business image Carnegie wanted to convey. As a result, on June 22, 1998, Talidan sold all of its business derived from print media to Westshire Trading Company, Inc., a Bahamian corporation (the "Buyer"). The Buyer intends to hire certain of Talidan's consultants including Antony Redfern, Vice President of the Corporation. As part of the transaction, Talidan released its consultants from their covenants not to compete with respect to print media only. The purchase price was $2,340,000, with $640,000 allocated to the assets and $1,700,000 allocated to the release of the covenants not to compete. The purchase price, together with interest at the rate of 7% per annum, is payable in four equal quarterly installments of $585,000 each, the first being in December 1998. The Buyer prepaid $225,000 of the first installment in October. The Corporation's due diligence reflected that the Buyer had sufficient assets to pay the purchase price. Revenues generated by the print media were approximately $200,000 for the six months ended June 30, 1998 and $400,000 for the year ended December 31, 1997.


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         Talidan  is  currently   generating   call  traffic  in  the  following
countries: Austria, Brazil, Canada, Germany, India, Kuwait, Lebanon, Pakistan, Philippines, Saudi Arabia, Singapore, United Arab Emirates and United States. Talidan is currently terminating its call traffic in the following countries:
Chile, Cook Islands, Moldova, Nieu, New Guinea, Sao Tome, Sierra Leone and Vanuatu.

         Competition. Although Talidan is always alert to competitive threats, it believes its ability to retain its business is dependent on its relationships with its carriers and the success of its promotions. Talidan believes that its relationships with its carriers are strong and does not anticipate the loss of any of them in the near future. Talidan also endeavors to secure exclusive advertising rights wherever possible to protect against competition.

         Certain international carriers are now promoting a new concept which allows each originating carrier to retain all of the monies that it collects in respect of outbound call traffic. If this becomes universally accepted, Talidan's business would be materially adversely affected.

         Employees. Talidan does not have any employees as such. Talidan's managing director, in the Isle of Man, and its marketing consultants, in England, are all paid pursuant to consulting agreements. Talidan relies on outside sources for its sales, marketing and advertising. Antony Redfern, an officer of the Corporation, is a consultant to Talidan. Mr. Redfern has approximately ten years experience in the marketing of telephone time and has maintained contacts in this industry in many parts of the world.

         ACC

         General. ACC engages in the sale, installation and servicing of key business telephones and systems including the new telecom technology such as computer telephone integration, data cabling, networking, auto attendant and voice-mail systems, video conferencing equipment and integrated voice response systems. In addition, ACC has recently begun to market PTT's IVR products and the MAVIS(TM) system to its customers. ACC is one of the leading telecommunications hardware and software inter-connect dealers in the Baltimore-Washington metropolitan area. ACC targets mostly small to mid-sized businesses, providing flexible and cost effective phone systems, voice messaging and call center facilities.

         ACC's major revenues are derived from the sale, installation and servicing of Comdial telecommunications equipment, which accounted for approximately 97% of revenues in 1997. Comdial is a major manufacturer of business telecom systems in the United States and in 1997 ACC Telecom was its third largest commercial dealer. ACC also purchases equipment from Sprint's North Supply and Alltel Corp.

         Sales are made by ACC directly to business end-users by its sales department which currently consists of ten employees. The sales department is made up of highly trained and experienced personnel with on-going training to cope with the ever-changing telecommunications technology. Marketing is achieved principally by heavy Yellow Page advertising throughout the Baltimore-Washington regions and in Northern Virginia, telemarketing and customer referrals. ACC currently has approximately 2,700 customers.

         The market for ACC's products and equipment is subject to rapid technological change, changes in customer requirements and frequent new product introductions. However, the small-to-mid-sized business targeted by ACC is less likely to rapidly change their phone system with every new technological change. Generally, customers needs and expectations will require ACC to continuously identify, test and market new equipment and features that keep pace with the new technology, evolving industry standards and competitive offerings. These activities will require ACC to make expenditures on testing equipment and on the training of both sales and service personnel.

         ACC has been approved as a bidder on contracts for the federal General Services Agency and Department of Defense and Maryland's State Department of Procurement. ACC recently obtained a contract for the purchase of equipment from a federal agency totalling $252,000.

         In the past few years, ACC has significantly increased its business in Northern Virginia. As a result, ACC intends to locate a branch near Dulles Airport in Northern Virginia to be able to more expeditiously serve its growing customer base in that area.

         Suppliers. ACC has long maintained a favorable relationship with its suppliers such as Comdial's Key Voice, Sprint's North Supply, and Alltel Corp for its main systems and products. Incidentals, such as computers, monitors, keyboards, jacks, and cords are usually purchased through a variety of vendors that are easily accessible. If ACC were to experience significant delays, interruptions or reductions in its supply of Comdial key telephone systems, or unfavorable changes to prices and delivery terms, ACC could be adversely affected.

         Competition.   The  telephone   business   systems   market  is  highly
competitive and the Corporation believes competition may intensify as manufacturers such as Lucent Technologies and Northern Telecom continue to acquire smaller telecom companies. ACC's principal competitors are a few local businesses which represent manufacturers such as Siemens, Panasonic, Northern Telecom, Vodavi-North Star, and Toshiba. Lucent Technologies, Bell Atlantic, and Executone sell directly to customers and through local businesses. The larger companies have tremendous national advertising resources with greater name recognition, substantially greater technical, financial and marketing resources, as well as larger customer bases. The Corporation believes that by targeting the small and mid-size businesses ACC has an edge in both pricing flexibility and customer relations.

         Competition for skilled and trained technicians and sales personnel is intense. ACC's continued success depends on its ability to attract and retain key personnel involved in its sales, technical, and administrative departments. ACC's success also depends on the ability of its officers and key employees to manage growth successfully and to smoothly and promptly replace needed positions and oversee the training of new personnel. Barry Hunt, the founder of ACC in 1979, and its president and chief executive officer, has 19 years experience in the industry.

         Employees. ACC employees 28 full-time personnel, including six in administration, ten in sales and twelve in service. ACC has never had a work stoppage and none of its employees are represented by a labor organization.

         Victoria Station Restaurant

         General. Victoria Station Restaurant is located at 6301 Northwest 36th Street, Virginia Gardens, Florida and was opened in 1973. The Corporation acquired the restaurant in August 1997. The restaurant is a full service steak house which features quality steaks, barbecue ribs, chicken, fish, a salad bar and a full liquor service. Victoria emphasizes consistent high quality ingredients and generous portions at moderate prices in a casual dining atmosphere. The restaurant attracts a diverse mix of customers, including professionals and families, near Miami International Airport.

         Competition. The restaurant industry is intensely competitive with respect to price, service, location, and food quality, and there are many well-established competitors, such as Outback Steakhouse, Inc., Tony Romas and Graddy's, with substantially greater financial and other resources than Victoria, that operate in Victoria's market area.

         Employees. Currently, Victoria has 24 full-time and 26 part-time employees. None of the employees are covered by a collective bargaining agreement. The Corporation believes its employee relations to be good.

         Regulatory Matters. Restaurants are subject to numerous federal, state and local laws affecting health, sanitation and safety, as well as state and local licensing of the sale of alcoholic beverages. The restaurant has all appropriate food service and alcoholic beverage licenses. The failure to retain or any delay in obtaining any such license could have a material adverse effect on the restaurant's operations.

         Victoria's operations are also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip
credits.   Significant  numbers  of  Victoria's  food  service  and  preparation personnel are paid at rates related to the federal minimum wage and, accordingly, further increases in the minimum wage could increase Victoria's labor costs.

         The Americans With Disabilities Act prohibits discrimination in employment and public accommodations on the basis of disability. Under the Act, Victoria could be required to expend funds to modify its restaurant to provide service to disabled persons or make reasonable accommodations for the employment of disabled persons.

         Financial Services

         In May 1996, the Corporation acquired ECAC which was engaged in the business of processing credit card accounts. In 1997, due to declining profit margins and increased competition in credit card processing, the Corporation decided to sell ECAC and to utilize the funds derived thereby to obtain and finance operations in the telecommunications industry. As a result, the Corporation sold approximately 75% of ECAC's accounts in April 1997, all of the stock of ECAC in January 1998, and its start-up operation in Europe in January 1998. The Corporation retained a 40% interest in the future gross profit derived by ECAC from the credit card accounts of Franklin Bank, which operates in Southfield, Michigan, a suburb of Detroit. Currently one and one-half full time equivalent employees of the Corporation, including a vice president of the Corporation, are involved in expanding the customer base.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
         OPERATION

Overview

         The current history of the Corporation began on May 3, 1996 with the acquisition of ECAC and DAR. In early 1997, the Corporation decided to concentrate its operations primarily in telecommunications rather than financial services due to declining profit margins and increased competition in that industry. From that time to the present, the Corporation has implemented the following acquisitions and dispositions which have transformed the Corporation's primary focus from financial services to telecommunications. In April 1997, the Corporation sold a substantial portion of ECAC's merchant accounts; in August 1997, the Corporation acquired Victoria; in September 1997, the Corporation (i) spun-off DAR and (ii) acquired PTT and Talidan; in January 1998, the Corporation sold all of the stock of ECAC and a European affiliate; and in February 1998, the Corporation acquired ACC.

         During fiscal 1996, all of the Corporation's revenues were produced by ECAC from its credit card processing business. During fiscal 1997, revenues were contributed principally by ECAC, Talidan and Victoria. For the first six months of 1998, revenues were contributed principally by Talidan, ACC and Victoria.

         As part of the sale of ECAC in January 1998, the Corporation retained 40% of the future gross profit derived from the merchants utilizing the credit card of Franklin Bank of Southfield, Michigan. The revenues are generated from customers who have small to mid-size retail and professional businesses in Michigan.

         As a result of the transactions described herein the Corporation became primarily a telecommunications company whose business segments are (i) the development and marketing of interactive voice recognition and response software, including a multi-language automated voice independent system known as "MAVIS(TM)", (ii) the promotion of international telephone traffic through the marketing of information and entertainment services, and
(iii) the sale, installation and servicing of business telephones and system solutions. Income is also currently derived from two other sources consisting of
(i) the ownership and operation of the Victoria Station Restaurant near Miami, Florida, and (ii) 40% of the gross profit collected by ECAC from the accounts of the Franklin Bank. The cash flow from these two sources will continue to provide funding to the Corporation until the telecommunications businesses become self-sustaining.

         The Corporation expects that its marketing of IVR software and CTI products developed by PTT have the greatest potential for growth of any of the Corporation's business segments. The Corporation also believes that its MAVIS(TM) system is currently unique in that it can integrate with any PBX being currently marketed as well as a significant number currently in operation, and can function in a number of languages. The Corporation intends to initially market MAVIS(TM) in the United States and Europe through marketing relationships with U.S. and international distributors and through the clients of telephony companies that it owns or acquires. PTT has also developed a number of IVR telephone software products including systems to place orders from suppliers, automate payrolls, register purchases by customers, profile prospective employees, protect merchandise from theft, make hotel reservations, and obtain travel information. In addition, PTT has developed a greeting card program in which a mailed card requests the recipient to dial a certain telephone number in order to hear a greeting message. Although PTT's contributions to revenues in 1997 of $14,400 and the six months ended June 30, 1998 of $14,400 were minor, the Corporation expects PTT's IVR programs and MAVIS(TM) to be the major contributor to its revenues and earnings in the future.

Results of Operations

         Due to the Corporation's acquisitions and dispositions that occurred in 1997 and the six months ended on June 30, 1998, the Corporation does not believe that any comparison of results of 1997 to 1996 or the six months ended on June 30, 1998 to the six months ended on June 30, 1997 would be meaningful.

         Fiscal Year Ended December 31, 1996

         The Corporation had revenues of $3,256,291, all of which were attributable to ECAC. Cost of fees and sales for 1996 were $2,522,030, operating expenses were $1,224,689 and interest expense (net of interest income) was $218,919, resulting in the Corporation incurring a net loss for the year of $709,347.

         ECAC's operations in 1996 consisted of the servicing of merchant accounts and the building of service contract portfolios. The Corporation's operations consisted of developing the organizational infrastructure for future acquisitions.

         Fiscal Year Ended December 31, 1997

         The Corporation realized operating revenues in 1997 of $3,245,810 and income from the sale of a portion of ECAC's accounts of $3,700,000, or aggregate revenues of $6,945,810. Cost of fees and sales for 1997 were $1,589,925, operating expenses were $3,592,270, interest expense (net of interest income) was $32,583 and the provision for income taxes was $50,867, resulting in the Corporation realizing net income from continuing operations of $1,680,165. After a loss from discontinued operations of $100,330, net income for the year was $1,579,835.

         Revenues attributable to ECAC in the amount of $5,056,223 consisted of service revenue of $1,356,223 and revenue from the sale of the service contract portfolio of $3,700,000. The sale of the portfolio was based on management's belief that the future operations of the Company should be directed toward the acquisition of businesses involved in the telecommunications industry. The profit realized on the sale of the portfolio provided the funds necessary for the Corporation to pursue acquisitions in this area.

         In September, the Corporation acquired Talidan and PTT. The acquisition of Talidan provided the Corporation with access to financial resources to continue the development of MAVISTM and other software owned by PTT.

         Victoria  was acquired in 1997 in order to provide  working  capital to
the   Corporation   during  the  transition  of  principal   operations  to  the
telecommunications industry.

         The   contribution   (loss)  of  the  Corporation  and  each  operating
subsidiary to revenues and net income before income taxes for 1997 were as follows:

                                                              Income
                                  Revenues                 Before Taxes
   Carnegie                  $            --             $    (1,463,835)1
   ECAC                            5,056,223                   3,123,989
   PTT                                14,400                     (75,318)
   Talidan                         1,202,512                     140,885
   Victoria                          672,675                       5,310
                             ---------------             ---------------
                             $     6,945,810             $     1,731,032
                              ==============              ==============

-------------------------------------
1 Expenses of the Corporation, including management services provided by the Corporation to its subsidiaries.

         Six Months Ended June 30, 1997

         The Corporation had revenues of $4,831,107, all of which were attributable to ECAC and $3,700,000 of which was attributable to ECAC's sale of a substantial portion of its accounts. Cost of fees and sales for the six months ended June 30, 1997 were $1,026,842, operating expenses were $1,151,414, interest expense was $32,679 and provision for income taxes was $394,075 resulting in the Corporation generating net income for the six months ended June 30, 1997 of $2,226,097. ECAC's contribution to income before income taxes for the period was $2,978,846.

         The profits realized from the operations of ECAC were used by the Corporation in pursuing the acquisition of businesses in the telecommunications industry.

         Six Months Ended June 30, 1998

         The Corporation realized operating revenues for the six months ended June 30, 1998 of $6,881,357 including $2,340,000 from the sale of a portion of the business of Talidan. Cost of fees and sales for the six months ended June 30, 1998 were $2,770,868, operating expenses were $2,506,341, interest expense (net of interest income) was $92,218 and the provision of income taxes was $635,047, resulting in the Corporation realizing net income of $2,850,911.

                  During this period the  Corporation  acquired ACC,  which is a distributor of telephone systems to small and medium-size businesses. Additionally, ACC will provide the sales and marketing support for the sale of the MAVISTM system to customers who have existing telephone systems. The revenues of ACC for the six months ending June 30, 1998 of $1,545,139 did not include sales of the MAVISTM system.

                  During the year management concluded that certain aspects of Talidan's operations were not consistent with the image that the Corporation wanted to convey. As a result, the rights to certain telephone lines and promotional materials were sold along with releases of certain consultants to Talidan from their covenants not to compete for $2,340,000 evidenced by a note. The proceeds of this note will be used by the Corporation to bring the MAVISTM system to market. The loss of PTT consists of the operating costs of that company that are not subject to deferral to later periods.

         The contribution (loss) of the Corporation and of each operating subsidiary to revenues and income before income taxes for the six months ended June 30, 1998 were as follows:

                                                                 Income
                                   Revenues                  Before Taxes
    Carnegie                  $             0               $     815,8841
    PTT                                14,400                     (77,122)
    Talidan                         4,382,552                   2,561,464
    Victoria                          939,266                      59,134
    ACC                             1,545,139                     126,598
                              ---------------               -------------
                              $     6,881,357               $   3,485,958
                              ===============               =============

-------------------------------------
1 Represents gains from the sale of ECAC (Europe), from the disposition of ECAC and from the sale of a portion of the business of Talidan offset by expenses of the Corporation, including management services provided by the Corporation to its subsidiaries.

Plan of Operations

         During the year ending December 31, 1998, and in 1999 the Corporation intends to operate each of its business segments as follows:

         PTT

         Prior to July 1998, PTT had been a development stage company with minimal income engaged in the development of a variety of IVR software and MAVIS(TM), which is a multi-language automated voice recognition system. PTT has completed development of a variety of IVR products and MAVIS(TM) is ready for installation in field trials. As a result, PTT and the Corporation can now turn their attention to marketing PTT's software products. PTT is currently marketing its products directly in the United Kingdom and negotiating for marketing partners throughout Europe. In the United States, ACC has begun field trials of MAVIS(TM), will market PTT's IVR software products as well, and will seek marketing partners throughout the United States. In addition, these products will be marketed directly to the merchant accounts of Franklin Bank. PTT also continues to develop additional IVR products, and to improve MAVIS(TM) as well as to add additional languages in which MAVIS(TM) operates.

         Talidan

         Talidan expects that revenues on its retained business in 1998 will be comparable to 1997. In addition, Talidan anticipates the receipt of $585,000 in December 1998 and $1,755,000 in 1999 from the sale of a portion of its business in June 1998. Talidan will attempt to generate additional business with other international telephone carriers or to replicate its Brazilian domestic business in other countries. Talidan has no such additional business and no assurance can be given that it will obtain such business.

         ACC

         In 1998 and 1999, ACC will (i) continue to serve its existing commercial accounts and solicit new accounts, (ii) expand its services to governmental agencies, (iii) increase its hardware and software product lines,
(iv) market in its area of operations software products of PTT, including the MAVIS(TM) system and (v) develop arrangements with other telephony dealers for the marketing of MAVIS(TM) and PTT's IVR products throughout North America. ACC also intends to open its first branch office in Virginia near Dulles Airport in order to better serve its increasing business in Northern Virginia. Through June 30, 1998, ACC's revenues were substantially ahead of 1997 being $1,545,139 compared to $1,530,634 for all of 1997. In addition, ACC has landed a contract with the Federal government for the sale of hardware in the amount of $252,000. While it is too early to project ACC's revenues for the year, 1998 revenues will be significantly higher than in 1997.

         Financial Services

         The Corporation will receive forty percent (40%) of the gross profit derived by ECAC from credit card accounts of the Franklin Bank beginning in March 1998. The Corporation estimates that it will obtain in 1998 approximately $340,000 in revenues from servicing such accounts or from selling its interests in them, but there can be no assurance that this figure will be attained. The Corporation is presently engaged in efforts seeking to enlarge this customer base. In the future the Corporation may consider taking advantage of its expertise in credit card processing and becoming more active in that market if it is satisfied with its then prevailing conditions.

         Victoria Station Restaurant

         The Corporation intends to continue to operate Victoria under its ownership in essentially the same manner as it operated in the past except that it may add an entertainment activity in the restaurant. The Corporation estimates that revenues for the year will be ten percent (10%) higher than last year.

Acquisitions

         During the balance of 1998 and in 1999, the Corporation will seek to acquire companies in the United States engaged in the sale, installation and servicing of telephone equipment and systems or marketing relationships with such companies. It is the intention of the Corporation to ultimately own or have marketing relationships with a complex of such telephony companies operating across the United States. The Corporation currently has an option to acquire one such company operating in Delaware and adjoining states. The Corporation believes that such coverage by its own telephony companies will be ideal for the marketing to their customers of PTT's IVR products and the MAVIS(TM) system. The Corporation expects that it will take a combination of stock and cash to acquire any of such telephony companies and that the cash requirements will be met by a combination of cash generated by the Corporation's operations, by the private and public sales of stock and by lines of credit. There can be no assurances that this strategy will be successful.

Working Capital and Liquidity

         Cash needs of the Company have been met to date by a combination of funds generated from operations, from borrowings, from the sale of assets and from sales of the Corporation's stock for cash and for services. During the year ended December 31, 1996, cash flow from operations was $688,227. For 1997, cash flow from operations was $2,356,734, and proceeds from the sales of stock were $229,541. In the six months ended June 30, 1998, the Corporation had a negative cash flow from operations of $55,727, and generated $960,810 in proceeds from the sale of stock as well as $100,000 from the sale of ECAC's stock. Debt from borrowings at December 31, 1996 and 1997 were $838,449 and $1,324,997, respectively, and $708,082 at June 30, 1998.

         In addition, in 1997, the Corporation issued 1,404,501 shares of Common Stock for services rendered valued at $334,025. For the six months ended June 30, 1998, the Corporation issued 2,971,388 shares of Common Stock for services rendered valued at $799,512.

         The Corporation has made up for the loss of income from ECAC by the acquisition of other income producing assets for stock, deferred cash payments and/or relatively small amounts of upfront cash. PTT and Talidan were acquired for stock; ACC was acquired for $1,000,000 payable over five years and stock; and the Victoria Station Restaurant for cash in the amount of $325,000 and stock.

         Since the acquisition of PTT at the end of September 1997, the Corporation has utilized its available cash flow primarily in the development of PTT's MAVIS(TM) system and to a lesser extent in the development of its various IVR software products. As of July 1, 1998, the cash requirements of PTT for product development have been substantially reduced due to the start of commercial sales of several completed IVR products and to the completion of the development of the initial MAVIS(TM) system. As a result, the Corporation believes that its funds from current operations will be sufficient to meet operating expenses and debt service without any significant additional sales of stock or any significant increase in debt. If unforeseen events cause increases from time to time in the need for additional working capital, the Corporation believes it will be able to satisfy substantially all of such temporary operating funding requirements from lines of credit on commercially reasonable terms.

         The Corporation's plans for the balance of 1998 and 1999 call for it to make additional acquisitions of companies engaged in the sale, installation and servicing of telephone systems and equipment in areas of the United States in addition to the Mid-Atlantic region where the Corporation currently owns an operating subsidiary and has an option to acquire an additional company in the telecommunications industry. If such acquisitions require substantial amounts of cash the Corporation will have to issue additional stock or incur additional debt. The Corporation believes that it will be able to generate such capital from either or a combination of both of such sources on terms satisfactory to the Corporation. If acquisitions are funded utilizing bank debt it is likely that such debt would have to be secured at least with the assets of the company to be acquired and possibly with additional assets of the Corporation.

Year 2000 Computer Systems Compliance

         The term "Year 2000 Issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits to identify the year and a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's."

         The Corporation believes that its software is certified and fully Year 2000 compliant due to its recent modification of existing software and conversion to new software or computer systems. The Corporation has also conducted an internal review of all its computer systems and has contacted all its software suppliers to determine whether there are any major areas of exposure to the Year 2000 Issues. The Corporation believes that any Year 2000 Issues which may arise will not be significant and should be able to be funded through the Corporation's normal operating revenue and income.

         The Corporation has contacted most of its other vendors, suppliers and significant customers to determine that their operation, products and services are Year 2000 compliant or to monitor their progress toward Year 2000 compliance. Most of the these parties state that they intend to be Year 2000 compliant. Although some of the vendors and the suppliers may not be Year 2000 compliant, the Corporation believes that such failure would not have a major impact on the Corporation due to the reliance on the Corporation's own proprietary software. The Corporation believes that some of its customers may not be Year 2000 compliant and may therefore have cash flow problems and become a potential credit risk for the corporation. The Corporation believes that this should not be a significant problem to the Corporation and may be a marketing opportunity since its software is Year 2000 compliant.

ITEM 3.  PROPERTIES

         The Corporation owns no real estate.

         The principal executive offices of the Corporation are located at Executive Plaza 3, Suite 1001, Hunt Valley, Maryland 21031. The Corporation's lease, which covers approximately 7,700 square feet, expires April 30, 2003. The annual rent is $132,000, subject to increases of 3.5% per year.

         The Corporation has subleased its prior offices in Owings Mills, Maryland for its remaining term expiring in March 2003. Monthly payments are required under the lease which escalate over the term of the lease starting with $1,925 and ending with $2,100. The rent under the sublease covers the rent under the lease to the Corporation.

         PTT currently leases 1,900 square feet of office space in Sheffield, England under a three year lease which expires January 2001 at an annual rent of $33,000.

         ACC's offices are located in 5,000 square feet of leased space in Columbia, Maryland. The lease term is for five years expiring in August 2000 and at an annual rent of $59,000.

         The Victoria Station restaurant is located at 6301 Northwest 36th Street, Virginia Gardens, Florida. The annual rent under the lease, which expires in 2001, is $121,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         The following table reflects the beneficial ownership of the Corporation's Common Stock as of September 1, 1998, held by directors, executive officers, each person known to Management of the Corporation to own beneficially, directly or indirectly, more than 5% of the Corporation's Common Stock, and all directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of all executive officers and directors is the principal office of the Corporation.

5% Beneficial Owners1                             Number of Shares                    Percent of Class
--------------------                              ----------------                    ----------------

Amphora Consultants Ventures Limited......           23,150,000                              7.19
The Croque Building
Road Town
Tortola, BVI

Tom Raffel2...............................            3,150,000                              7.19
Sala 914, Avendia das Americas
Barra de Tijuca
Rio de Janeiro, RJ 22640
Brazil

Trident Limited...........................            2,266,669                              5.17
3 Charles Street
St. Helier
Jersey JEZ  4SF
Channel Islands

Westover Holdings Limited2................            3,150,000                              7.19
Hemisphere House
9 Church Street
Hamilton, HMDX
Bermuda
-------------------------------------

1 All of the above Beneficial Owners received their shares of Common Stock of the Corporation in exchange for shares of stock of PTT or Talidan. 2 Includes shares of Common Stock that the above individuals have a right to acquire within 60 days pursuant to the exercise of warrants. Such shares are deemed outstanding for the purpose of computing the percentage ownership of such individuals, but are not deemed to be outstanding for the purpose of computing the percentage


                                     - 22 -




ownership of any other person in the table. The above individuals also hold certain stock options; however, the number of shares receivable upon exercise of the options are not quantifiable because it is based on the average market price of the shares for the 30 trading days prior to exercise.

Executive Officers and Directors Class

                                                         Number                     Percent
                                                        of Shares                   of Class

E. David Gable1...........................              1,748,0002                    3.98
Lowell Farkas1............................                725,000                     1.65
Scott Caruthers...........................                792,5003                    1.80
Stuart L. Agranoff .......................                 25,000                     0.05
Richard Cohen ............................                 25,000                     0.05
Lawrence E. Gable.........................                 50,000                     0.11
Antony Redfern............................                      0                        0
David Pearl...............................                645,0003                    1.47
Richard J. Greene.........................                104,673                     0.23
All directors and executive officers
  as a group (9 persons)..................              4,115,173                     9.34
                                                        ---------                     ----
-------------------------------------

1 Includes shares of Common Stock that the above individuals have a right to acquire within 60 days pursuant to the exercise of options. Such shares are deemed outstanding for the purpose of computing the percentage ownership of such individuals, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. 2 These shares were issued to Mr. Gable in exchange for shares of stock in DAR Products Corporation and for services rendered in connection with the Exchange Agreement with Grandname Limited. 3 These shares were issued to Messrs. Caruthers and Pearl in exchange for shares in DAR Products Corporation.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

Directors and Executive Officers

         The directors and executive officers of the Corporation are as follows:

Name                        Age1                        Position2

E. David Gable3             49             Chairman of the Board of Directors
                                             and Chief Operating Officer
Lowell Farkas4              58             Director, President and Chief
                                             Executive Officer
Scott Caruthers             53             Director
Stuart L. Agranoff          49             Director
Richard M. Cohen            47             Director
Lawrence Gable3             52             Vice President
Antony Redfern              40             Vice President
David Pearl                 43             Secretary
Richard J. Greene           60             Chief Financial Officer and Treasurer
-----------------------------
1  As of September 1, 1998
2 Each Director holds office until his successor has been duly elected and qualified. All terms for positions of Director of the Corporation are for one year. All officers of the Corporation serve at the will of the Directors.
3  E. David Gable and Lawrence Gable are brothers.
4 Pursuant to Lowell Farkas' employment agreement with the Corporation, he is entitled to be a Director of the Corporation so long as he is the President of the Corporation.

         E. David Gable serves as the Chairman of the Board of the Directors and Chief Operating Officer of the Corporation. He was elected Chairman in September 1996 and Chief Operating Officer in May 1997. From September 1996 thru May 1997, Mr. Gable served as the Acting President and Chief Executive Officer of the Corporation. From 1988 to 1993, Mr. Gable served as a Principal and President of the All Star Automotive Group which consisted of fourteen automobile dealerships located throughout Maryland, Virginia, West Virginia and Pennsylvania.

         Lowell Farkas serves as the President and Chief Executive Officer of the Corporation and as a Director. Mr. Farkas first became involved with the Corporation in October 1996 when he began working as a part-time consultant. He was appointed a Director and President and CEO in May 1997 and continues to serve in these positions. Prior to joining the Corporation, Mr. Farkas served as President and CEO of Mad Martha's Ice Cream, Inc. from 1995 to 1996. From 1992 to 1995, Mr. Farkas was a management consultant on a full-time basis to A.S. Management Corporation which operated restaurants on the east coast.

         Scott Caruthers has served as a Director of the Corporation since May 1996. Mr. Caruthers also serves as the Chairman of DAR Products Corporation and TimeCast Corporation. Mr. Caruthers has served as a Director of DAR since 1988 and as Chairman of TimeCast Corporation since its inception in September 1997. In 1987, Mr. Caruthers invented DAR's Non- grip Technology(R) and established an exclusive worldwide license for this technology.

         Stuart L. Agranoff has served as a Director of the Corporation since August 1998. Mr. Agranoff is a general partner of Murphy & Partners, an equity investment fund, in New York

City. From 1988 to 1997, he was employed by Citicorp Venture Capital, Ltd., an investment group, as its Chief Financial Officer and Vice President. Mr. Agranoff has also served as a Director of Farm Fresh, Inc., a privately-held supermarket chain based in Norfolk, Virginia.

         Richard M. Cohen has served as a Director of the Corporation since September 1998. Mr. Cohen owns Richard M. Cohen Consultants, Inc., a financial consulting firm, in New York City. From 1992 to 1996, he was employed by General Media, Inc., a publishing and entertainment company engaged in the production and sale of men's magazines, automotive publications and various entertainment products, as its President.

         Antony Redfern serves as a Vice President of the Corporation since October 1997. Mr. Redfern is a consultant to Talidan. Mr. Redfern has been working in telecommunications and voice computer technology since 1990 when he joined Legion, Ltd. as its international business development director until June 1996. While at Legion, Ltd, he was responsible for establishing successful telecommunication businesses in Portugal, Brazil, Sao Tome, and South Africa. From June 1996 to September 1997, Mr. Redfern was a consultant to various companies. Mr. Redfern has a mechanical engineering background and has worked on design projects in Europe and the Middle East.

         Richard J. Greene was elected as Chief Financial Officer and Treasurer of the Corporation in September, 1998. He has been a certified public accountant since 1960 and has operated his own accounting and business consulting firm since 1986.

         Lawrence E. Gable serves as a Vice President of the Corporation since May 1997. He is responsible for managing the Corporation's credit card operations. From February 1996 thru February 1997, Mr. Gable served as a consultant to ECAC. Prior thereto, Mr. Gable worked as a Sales Representative for Shaw Industries, a Corporation engaged in the carpet and floor covering industries.

         David Pearl  serves as  Secretary  of the  Corporation  since May 1997.
Previously, Mr. Pearl served as Acting Treasurer of the Corporation from September 1996 thru May 1997. Since May 1988, Mr. Pearl served as a Director of DAR Products Corporation and assisted in the research and development of Non-grip Technology(R). Mr. Pearl currently serves as Vice President and Treasurer of DAR Products Corporation. Mr. Pearl also co-founded and practiced law at the law firm of Gershberg and Pearl from 1984 thru 1993.

ITEM 6.  EXECUTIVE COMPENSATION

Summary Compensation Table

         The  following   table  sets  forth  certain   information   concerning
compensation of certain of the Company's executive officers, including the Company's Chief Executive Officer and all executive officers whose total annual salary and bonus exceeded $100,000, for the years ended December 1997 and 1996:

                                                                    Restricted     Securities
                                                    Other Annual       Stock       Underlying          All Other
Name                   Year     Salary    Bonus     Compensation      Awards      Options/SARs       Compensation
-----------------------------------------------------------------------------------------------------------------

E. David Gable        1997       $225,000   $       --    $      --      $             --        --        $      --

Lowell Farkas         1997       125,000   --            --             --           400,000              --

E. David Gable        1996       100,000   --            --             --             --                 --



                                                                       Percent Of Total
                                                    Number of            Options/SARs
                                                    Securities            Granted To
                                                    Underlying           Employees In         Exercise Or
                                                   Options/SARs          Fiscal Year           Base Price        Expiration
Name                                               Granted (#)                                   ($/Sh)             Date
--------------------------------------------------------------------------------------------------------------------------------

Lowell Farkas                                        400,000                 100%                $0.50               NA



Stock Option Plan

         General. On July 15, 1998, the Board of Directors of the Corporation approved the Carnegie International Corporation 1998 Stock Option Plan (the
"Plan").  The  purpose  of the  Plan is to  provide  incentives  for  directors, officers and employees of the Corporation who may be designated for participation and to provide additional means of attracting and retaining competent personnel.

         The Plan provides for the reservation of 2,000,000 shares of the Corporation's Common Stock for issuance upon the exercise of options granted under the Plan. The number of shares of Common Stock reserved for the grant of options and the number of shares of Common Stock which are subject to outstanding options granted under the Plan are subject to adjustment to give effect to any stock splits, stock dividends, or other relevant changes in the capitalization of the Corporation. The options granted under the Plan may be Incentive Stock Options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or Non-Qualified Stock Options which are not intended to be Incentive Stock Options.

         Administration and Grant of Options. The Plan is administered by a committee of at least two directors appointed by the Board of Directors of the Corporation (the "Committee"). The Committee designates from time to time those directors, officers and employees of the Corporation or a subsidiary of the Corporation to whom options are to be granted and who thereby become participants in the Plan. No member of the Committee may vote upon or decide any matter relating to him or herself or a member of his or her immediate family. The Committee may grant to participants in the Plan options to purchase shares of Common Stock in such amounts as the Committee shall from time to time determine.

         Terms of Options. In the case of Incentive Stock Options, the option exercise price per share is the Fair Market Value, as that term is defined in the Plan, of the Common Stock of the Corporation on the date preceding the date of grant, except that if the grantee then owns more than 10% of the combined voting power of all classes of stock of the Corporation (a "Ten Percent Shareholder"), the option exercise price will be 110% of Fair Market Value. In the case of NonQualified Stock Options, the option exercise price per share is determined in the discretion of the Committee. Each option granted under the Plan will expire on the 10th anniversary of the date the option was granted except (i) as otherwise stated by the Committee in the Option Agreement, or (ii) on the 5th anniversary of the date the option was granted in the case of a Ten Percent Shareholder.

         No option may be transferred by an optionee other than by will or the laws of descent and distribution. Options are exercisable only by the optionee during his or her lifetime and only as described in the Plan. Options may not be assigned, pledged or hypothecated, and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer an option, or to assign, pledge, hypothecate or otherwise dispose of an option in violation of the Plan, or upon the levy of any attachment or similar process upon such option or such rights, the option immediately becomes null and void.

         In the event of the termination of employment or other relationship of an optionee for any reason other than death, all unexercised options of the optionee will terminate unless such options are exercised within 90 days after the termination of employment. In the event of the death of an optionee, the options may be exercised by the personal representative, administrator or a person who acquired the right to exercise any such option, provided that such option is exercised within one year after the death of the optionee.

Employment Agreements

         Lowell Farkas entered into an employment agreement with the Corporation effective May 15, 1997 (the "Farkas Agreement") pursuant to which he was appointed President and Chief Executive Officer at an annual salary of $100,000 until September 1, 1997 increasing to $125,000 in the second year, $150,000 in the third year, and $200,000 in the fourth year. The Farkas Agreement will terminate on August 30, 2003 and is automatically renewable for one year terms unless notified otherwise by the Board of Directors of the Corporation at least 90 days prior to the expiration of the then current term. As additional compensation, Mr. Farkas will be paid a performance bonus annually, which will be based upon the net profits of the Corporation for each year. Mr. Farkas also received non-qualified stock options to purchase 400,000 shares of common stock of the Corporation at $0.50 per share, the bid price on the date of the Farkas Agreement. If the Corporation successfully completes a public offering of 5,000,000 shares of the Corporation's stock which raises at least $5,000,000 or achieves a net profit of $1,000,000 in any fiscal year, Mr. Farkas will receive options to purchase an additional 500,000 shares of common stock at $0.10 per share. Mr. Farkas is to be reimbursed for the cost of leasing and operating an automobile. Upon termination of his employment with the Corporation, Mr. Farkas has an option to acquire the rights and title to Corporation's Victoria Station restaurant at a purchase price paid by the Corporation for the business plus the depreciated value of improvements made after the acquisition.

         E. David Gable entered into an employment agreement with the Corporation effective April 8, 1998 (the "Gable Agreement") pursuant to which he was employed as Chief Operating Officer at an annual salary of $200,000. The Gable Agreement is for five years, automatically renewable on the same terms unless notification of termination from the Board of Directors of the Corporation at least 90 days prior to the expiration of the then current term. As additional compensation, Mr. Gable will be paid a performance bonus annually, which will be based upon the net profits of the Corporation each year. Mr. Gable received stock options to purchase 1,000,000 shares of Common Stock of the Corporation at $0.45 per share which shall become vested when the Corporation has a consolidated pre-tax net income of at least $1,000,000 in two consecutive quarters. These options must be exercised no later than December 31, 1999 or the options will become void. In addition, if the Corporation successfully completes a public offering of 5,000,000 shares of the Corporation's stock or raises at least $5,000,000 in the Offering, Mr. Gable will receive options to purchase an additional 500,000 shares of Common Stock at $0.10 per share. In the event the Corporation terminates the Gable Agreement for its convenience prior to the expiration thereof, the Corporation will provide Mr. Gable with written notice of 90 days prior to the termination date, along with compensation in an amount equal to five years of salary in the Gable Agreement.

         David Pearl entered into an employment agreement with the Corporation effective April 8, 1998 ("Pearl Agreement") pursuant to which he was employed as Secretary at an annual salary of $75,000. The Pearl Agreement is for one year, automatically renewable on the same terms unless notification from the Board of Directors of the Corporation terminates the Pearl Agreement at least 90 days prior to the expiration of the then current term. As additional compensation, Mr. Pearl will be paid a performance bonus annually, which will be based upon the net profits of the Corporation each year. Mr. Pearl received stock options to purchase 250,000 shares of Common Stock of the Corporation at $0.45 per share. These options must be exercised no later than December 31, 2001 or the options will become void. In addition, if the Corporation successfully completes a public offering of 5,000,000 shares of the Corporation's stock or raises at least $5,000,000, Mr. Pearl will receive options to purchase an additional 100,000 shares of Common Stock at $0.10 per share. In the event the Corporation terminates the Pearl Agreement for its convenience prior to the expiration thereof, the Corporation will provide Mr. Pearl with written notice of 90 days prior to the termination date, along with compensation in an amount equal to six months of salary in the Pearl Agreement.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Carnegie has a number of common officers, directors, and relationships with TimeCast and DAR. Scott Caruthers, Chairman of TimeCast and DAR, serves as Director of Carnegie. David Pearl, Director, Vice President and Treasurer of DAR, serves as Secretary of Carnegie. E. David Gable, Director of DAR, serves as Carnegie's Chairman and Chief Operating Officer. Gary Dahne, Vice President of TimeCast and DAR, manages investor relations issues for Carnegie. Donna Ruff, Secretary of DAR, is a Carnegie employee.

         Carnegie expects to continue its business relations with TimeCast. Carnegie made loans to DAR to fund its operations since Carnegie acquired all of DAR's issued and outstanding shares in May 1996, and has agreed to continue to loan funds to DAR to finance its operations until March 1999. Carnegie also has committed to assist TimeCast with financial, administrative, and human resources support, until March 1999. Carnegie anticipates that all future transactions with TimeCast will be conducted on an arm's-length basis, on terms that Carnegie and TimeCast believe, without an independent third party evaluation,will be no less favorable to TimeCast than could have been obtained from unrelated third parties.

         The Corporation made advances to certain of its officers and directors from time to time which were non-interest bearing and which do not have a specified repayment date. The table below sets forth for each of the officers and directors receiving advances first the highest amounts of advances during the periods set forth below and then the amount of advances at the end of each of the periods.

                                                                                  Six Months to
Officer or Director                           1996             1997               June 30, 1998
-------------------                           ----             ----               -------------

     E. David Gable                         $25,778          $116,500                 $67,469
         Chairman of the Board               25,778            15,500                  67,469

     Scott Caruthers                           --             175,000                   2,000
         Director                              --               2,000                     -0-

     David Pearl                               --              46,664                   5,664
         Secretary                             --               5,664                     -0-

ITEM 8.  DESCRIPTION OF CAPITAL STOCK

         General. The Corporation's authorized capital stock consists of 110,000,000 shares of Common Stock, no par value per share, and 40,000,000 shares of Preferred Stock, par value $1.00 per share. As of September 1, 1998, the Corporation had 43,810,208 shares of Common Stock issued and outstanding and had 1,033 shareholders of record and 200,000 shares of Preferred Stock - Series A issued to two shareholders of record. In addition, there are outstanding warrants and options which were issued in connection with the acquisition by the Corporation of PTT and Talidan options.

         Pursuant to the Exchange Agreements with Tiller for the acquisition by the Corporation of PTT and Talidan, at any time that Tiller receives a notice from a PTT-Talidan shareholder of an intended sale of Carnegie shares Tiller is to notify Carnegie and the members of the Board of Directors of Carnegie will have a right of first refusal with respect to such shares for an eight day period. The Directors of Carnegie have agreed that any exercise of such rights will be for the account and benefit of the Corporation only and not for the individual benefit of any director.

         Common Stock. Each outstanding share of Common Stock is entitled to one vote on any matter on which stockholders are entitled to vote, including election of directors, and except as otherwise required by law with respect to class voting rights, or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the rights of such series, the holders of Common Stock possess all voting powers. The holders of shares of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor after payment of any preferential dividends that may then be issued and outstanding. Upon any dissolution, liquidation or winding-up of the Corporation, holders of Common Stock are entitled to share ratably in the net assets available for distribution to stockholders after the payment of debts and other liabilities subject to the prior rights of any issued Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights or the right to accumulate their shares in the election of directors or in any other matter.

         Preferred Stock. The Corporation's Articles of Incorporation authorizes the Board of Directors to (without further action by the stockholders) issue shares of Preferred Stock from time to time in one or more series, and to fix the designations, preferences, conversion rights, voting powers, restrictions, redemption provisions, limitations as to dividends, and other terms, provisions and rights, as may be determined by the Board of Directors.

         Each outstanding share of Series A Preferred Stock is entitled to ten votes per share, not as a class, but along with the Common Stock. The Series A Preferred Stock is convertible on May 18, 2000 into 2,000,000 shares of Common Stock or $2,000,000 worth of Common Stock based on the fair market value price per share of Common Stock on May 18, 2000, whichever is greater. The Series A Preferred Stock becomes convertible prior to May 18, 2000 if the closing market price of the Corporation's Common Stock is above $2.00 per share on any day or the Corporation declares a dividend on its Common Stock. The Series A Preferred Stock has a preference over Common Shares in the event of a corporate liquidation. The Series A Preferred Stock is not entitled to dividends.

         Warrants. In connection with its acquisition of PTT and Talidan, the Corporation issued two-year warrants to the PTT-Talidan Shareholders to purchase 5,000,000 shares of Common Stock of the Corporation at an exercise price of 50% of the average market price of the

Corporation's Common Stock as quoted by the NASD Over the Counter Bulletin Board Service ("OTCBB") for the 30 consecutive trading days before the exercise date. The warrants may be exercised in whole or in part at any time prior to 5:00 p.m. on September 29, 1999. Prior to the exercise of the Warrants, the holders will not be entitled to vote, receive dividends or be deemed the holder of common stock for any purpose. However, the warrants will be subject to an adjustment in the event a common stock dividend is paid or if the common stock is subdivided or reclassified. The Corporation is not required to issue any fractional shares upon the exercise of the warrants. If a fractional interest in a share is deliverable to the holder of the warrant, the Corporation will pay the cash value thereof.

         Exchange Options. The Corporation also issued to Tiller and the PTT-Talidan Shareholders four-year options to purchase shares of Common Stock at an exercise price of $.001 per share. The options may be exercised in whole or in part at any time prior to September 28, 2001.

         The total number of shares issuable pursuant to the options and preemption options is to be determined by dividing 2,500,000 by the average market price of the Corporation's shares as quoted by the OTCBB for the 30 consecutive trading days before the exercise date. In the event of the occurrence of a capital transaction, including but not limited to, a share dividend, share exchange, merger, reverse merger or other capital transaction of an extraordinary nature, the number of shares and/or the market price, will be appropriately adjusted.

         Pre-emption Options. The Corporation issued options to Tiller pursuant to the Preemption Agreement which granted to the Corporation rights of first refusal on any telecommunication business which Tiller wished to sell.

         The total number of shares issuable pursuant to the options and preemption options is to be determined by dividing 2,500,000 by the average market price of the Corporation's shares as quoted by the OTCBB for the 30 consecutive trading days before the exercise date. In the event of the occurrence of a capital transaction, including but not limited to, a share dividend, share exchange, merger, reverse merger or other capital transaction of an extraordinary nature, the number of shares and/or the market price, will be appropriately adjusted.

         Put Options. To the extent the Exchange Options or the Preemption Options are not fully exercised by the third anniversary of the date of issue, the holder may, for a period of 30 days thereafter, exercise the remainder of the option, in whole or in part, and require the Corporation to purchase the resultant shares at the exercise price thereof. The Put Option must be exercised by the holder by written notice to the Corporation within 30 days from the said third anniversary.

         Registration Rights. The shares of common stock issued to Tiller and the PTT-Talidan Shareholders pursuant to the Exchange Agreements as well as the shares of common stock underlying the warrants and options issued in connection therewith have identical "piggyback" registration rights. If the Corporation proposes to register any of its shares, it has to so notify the holders of those securities. The holders have 20 days to notify the Corporation of the number of shares the holders want registered. The Corporation is then required to use reasonable efforts to register the shares for the holder's benefit. The Corporation will bear all expenses of registration and the holders will bear the underwriting commissions and the expenses of their counsel.

         The Corporation also agreed that when it met all of the requirements necessary to effect a shelf registration it would use its best efforts to effectuate and maintain such a shelf registration. The security holders agreed not to sell the Corporation's shares for such period requested by the managing underwriter not in excess of 120 days following the effective date of a registration statement filed by the Corporation under the Securities Act of 1933.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS

         Market Information. The Common Stock of the Corporation is traded on the over-the-counter market. During the period of the Corporation's inactivity from June 1985 through September 1996, there was no public trading of the Corporation's shares.

         Trading of the Corporation's Common Stock on the over-the-counter market commenced in September 1996. The following table reflects the high and low bid prices for the Corporation's Common Stock for each quarterly period ended since trading commenced in September 1996. These quotations are based on information supplied by market makers of the Corporation's Common Stock. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                        1998                 1997                    1996
                        ----                 ----                    ----
                    Price Range          Price Range             Price Range
                  Low      High        Low       High          Low      High

1st Quarter      $.22     $1.44       $.65      $1.20        $  --     $ --
2nd Quarter       .42       .8125      .375       .9375         --       --
3rd Quarter       .48      1.90        .375      1.375          --       --
4th Quarter        --        --        .375      1.000         .75      2.125

         Holders. As of September 1, 1998, there were 1033 holders of record of the Corporation's Common Stock. At such date, 43,810,208 shares of Common Stock were issued and outstanding.

         Dividends. As of September 1, 1998, the Corporation has declared no dividends and is not likely to do so in the near future.

ITEM 2.  LEGAL PROCEEDINGS

         None.

ITEM 3.  CHANGES IN INDEPENDENT PUBLIC ACCOUNTANTS

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information relates to sales of securities of the Corporation issued or sold each year since May 3, 1996 which were not registered under the Securities Act.

A.  1996

         In May and June 1996, the Corporation issued to Grandname, Ltd., a British Virgin Islands corporation, and the shareholders of Electronic Card Acceptance Corporation, a Virginia corporation ("ECAC") and DAR Products Corporation, a Maryland corporation ("DAR"), an aggregate of 12,650,000 shares of common stock. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

B.  1997

         (1) In August 1997, the Corporation issued 25,000 shares of its common stock to a shareholder for the acquisition of the Victoria Station Restaurant. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

         (2) In September 1997, the Corporation issued to Tiller Holdings Limited and the shareholders of that Corporation, none of whom is a U.S. person, in exchange for all of the outstanding stock of PTT and Talidan, 19,340,000 shares of the Corporations common stock, warrants to purchase an additional 5,000,000 shares at an exercise price of 50% of the average market price of the Corporation's common stock for the 30 trading days prior to exercise and options to purchase that number of additional shares, at an exercise price of $.001 per share, determined by dividing 2,500,000 by the average market price for the 30 trading days prior to exercise. The transactions were effected without registration pursuant to Regulation S under the Securities Act of 1933 in reliance on the fact that the recipients of the securities were not U.S. persons and on Section 4(2) of the Securities Act since the recipients represented that the securities were acquired for investment and without a view to distribution. The certificates representing the shares contained appropriate restrictive legends and none of such shares to date have been sold in the United States or to U.S. persons.

         (3) In addition to the above shares, during 1997, the Corporation sold 2,846,119 shares for an aggregate consideration of $768,340 in cash or services to 20 purchasers. Of these purchasers, four were not U.S. persons, four were accredited investors, five were friends of the officers or the employees of the Corporation, four were affiliated with ECAC, and three were others. These transactions were effected without registration under the Securities Act in reliance upon the exemption provided by SEC Rule 504.

         (4) During 1997, the Corporation sold 410,155 shares for an aggregate consideration of $218,028 in cash or services to six purchasers. Of these purchasers, one was not a U.S. person, two were officers or directors of the Corporation and three were accredited investors. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

C.  1998

         (1) On February 1, 1998, the Corporation issued to two shareholders of Harbor City Corporation, trading as ACC Telecom, ("ACC"), 5,000 shares of Common Stock and 200,000 shares of its Series A Preferred Stock, in partial consideration for all of the outstanding stock of ACC. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

         (2) Through August 1, 1998, the Corporation sold 2,763,688 shares for an aggregate consideration of $968,878 in cash or services to 42 purchasers. Of these purchasers, six were not U.S. persons, one was an accredited investor, one was an employee of the Corporation, four were counsel to the Corporation or their relatives thereof, two were accountants to the Corporation, sixteen were relatives or friends of the officers or the employees of the Corporation, four were related purchasers and eight were others. These transactions were effected without registration under the Securities Act in reliance upon the exemption provided by SEC Rule 504.

         (3) Through August 1, 1998, the Corporation sold 3,757,534 shares for an aggregate consideration of $708,671 in cash or services to 23 purchasers. Of these purchasers, three were not U.S. persons, six were employees, officers or directors of the Corporation two were counsel to the Corporation, one was an accountant to the Corporation, four were relatives or friends of the officers or the employees of the Corporation, four were related purchasers and three were others. These transactions were effected without registration under the Securities Act in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act. Each of the recipients of such shares represented that the shares were acquired for investment without a view to distribution, the certificates representing such shares contained appropriate restrictive legends and to date none of such shares have been transferred in transactions in public markets of the United States.

         Certain of the stock issuances described in paragraphs B(3) and C(2) above may not have been in full compliance with the rules and regulations under the Securities Act and applicable state securities laws. On July 31, 1998, the Corporation offered to the purchasers (other than purchasers who are not U.S. persons) a right to rescind their purchases and receive a full refund of their purchase price, plus interest. No purchaser has elected to rescind. The Corporation acknowledges that it may be subject to regulatory action by federal and state securities regulatory authorities in connection with such sales. However, the highest price per share paid by any purchaser was $0.85, and on July 31, 1998 the average of the closing bid and asked prices in the over-the-counter bulletin board market was $1.30. As a result, the Corporation does not believe that it has any material liability to the purchasers in respect of these sales.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to the By-laws of the Corporation, each of the officers and directors of the Corporation is entitled to indemnification for actions taken by them or in the name of the Corporation to the fullest extent permitted by the laws of the State of Colorado.

         Under the Colorado Business Corporation Act ("CBCA"), a corporation must indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer, against reasonable expenses incurred by him or her in connection with the proceeding. Also, under the CBCA, a corporation may indemnify a director or officer made a party to a proceeding because the person is or was a director or officer against liability, including reasonable expenses, incurred in a proceeding if (i) the person conducted himself in good faith; (ii) the person reasonably believed, in the case of conduct in an official capacity with the corporation, that his conduct was in the corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

         The corporation may not indemnify an officer or director in connection with (i) a proceeding in which the person was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director or officer was adjudged liable on the basis that he or she derived an improper personal benefit.

         The Corporation may pay for or reimburse the reasonable expenses incurred by an officer or director who is a party to a proceeding in advance of final disposition of the proceeding if: (i) the officer or director furnishes to the corporation a written affirmation of the person's good faith belief that he or she has met the standard of conduct necessary for indemnification by the

Corporation; and (ii) the officer or director furnishes to the corporation a written undertaking to repay the advance if its is ultimately determined that he or she did not meet the standard of conduct; and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Colorado indemnification provisions.

                         PART F/S - FINANCIAL STATEMENTS


         The following financial statements are provided:

         The consolidated financial statements and related notes of the Corporation and its subsidiaries for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997 and 1996, including the consolidated balance sheets at June 30, 1998 and December 31, 1997, and the related consolidated income statements and statement of changes in shareholders' equity and cash flows for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997 and 1996.


Financial Statements

         Corporation

                  Independent Auditor's Report

                  Balance Sheet December 31, 1997

                  Statements of Operation and Equity for the years ended December 31, 1997 and 1996

                  Statements of Cash Flow for the years ended December 31, 1997 and 1996

                  Schedules of Qualifying Accounts and Valuation Allowances for the years ended December 31, 1997 and 1996

                  Pro Forma Unaudited Condensed Financial Statements for the years ended December 31, 1997 and 1996

         Talidan

                  Independent Accountant's Audit Report

                  Balance Sheet December 31, 1996

                  Statements of Operation and Equity for the year ended December 31, 1996

                  Statements of Cash Flow for the year ended December 31, 1996

                       Carnegie International Corporation

                                and Subsidiaries

                        CONSOLIDATED FINANCIAL STATEMENTS

                            AND REPORT OF INDEPENDENT

                          CERTIFIED PUBLIC ACCOUNTANTS

                         December 31, 1997 and 1996 and

                       June 30, 1998 and 1997 (Unaudited)

                       Carnegie International Corporation
                                and Subsidiaries

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                         December 31, 1997 and 1996 and
                       June 30, 1998 and 1997 (Unaudited)

                                 C O N T E N T S


                                                                        Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                      3


CONSOLIDATED FINANCIAL STATEMENTS

         BALANCE SHEETS                                                 5

         STATEMENTS OF EARNINGS (LOSS)                                  6

         STATEMENTS OF STOCKHOLDERS' EQUITY                             7

         STATEMENTS OF CASH FLOWS                                       8

         NOTES TO FINANCIAL STATEMENTS                                  9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors
Carnegie International Corporation
    and Subsidiaries

We have audited the accompanying consolidated balance sheet of Carnegie International Corporation (a Colorado corporation) and Subsidiaries as of December 31, 1997, and the related consolidated statements of earnings (loss), stockholders' (deficit) equity, and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carnegie
International Corporation and Subsidiaries as of December 31, 1997, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

We have also audited Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 1997 and 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.



Grant Thornton LLP

Baltimore, Maryland
July 29, 1998

                        CONSOLIDATED FINANCIAL STATEMENTS

                       Carnegie International Corporation
                                and Subsidiaries


                           CONSOLIDATED BALANCE SHEETS


                                                                            (Unaudited)
                                                           December 31,      June 30,
                        ASSETS                                  1997            1998
                                                           ------------     -----------

CURRENT ASSETS
  Cash                                                      $  226,422      $    52,042
  Certificate of deposit-restricted                            400,000              -
  Accounts receivable                                          761,464        1,156,138
  Due from former subsidiaries                                     -          1,670,542
  Note receivable                                                  -          1,739,690
  Loans receivable                                              10,200            5,000
  Inventory                                                     32,575          218,551
  Prepaid expenses                                              24,620          182,640
                                                            ----------      -----------

         Total current assets                                1,455,281        5,024,603




PROPERTY, PLANT AND EQUIPMENT, less
  accumulated depreciation and amortization                    484,217        1,095,851




OTHER ASSETS
  Note receivable                                                  -            600,310
  Security deposits and other assets                           109,047          353,018
  Loans receivable - officers and employees                    301,201          123,773
  Intangibles, less accumulated amortization of $117,619
    in 1997 and $363,743 in 1998                             6,487,587        7,016,379
                                                            ----------      -----------
                                                             6,897,835        8,093,480
                                                            ----------      -----------

                                                            $8,837,333      $14,213,934
                                                            ==========      ===========


   The accompanying notes are an integral part of these financial statements.


                                                                                                 (Unaudited)
                                                                              December 31,        June 30,
              LIABILITIES AND STOCKHOLDERS' EQUITY                               1997                1998
                                                                              ------------       -----------

CURRENT LIABILITIES
  Current maturities of long-term debt                                         $1,155,385        $   408,447
  Current maturities of notes payable to stockholder and
    affiliates                                                                    622,597            482,778
  Accounts payable and accrued expenses                                         1,274,064          1,173,410
  Income taxes payable                                                             50,867            685,914
                                                                               ----------        -----------

         Total current liabilities                                              3,102,913          2,750,549

LONG-TERM OBLIGATIONS
  Long-term debt, less current maturities                                         169,612            299,635
  Notes payable to stockholder and affiliates, less current
    maturities                                                                          -            700,846
  Put option obligation                                                         3,756,574          3,944,403
                                                                               ----------        -----------
                                                                                3,926,186          4,944,884

COMMITMENTS AND CONTINGENCIES                                                           -                  -


STOCKHOLDERS' EQUITY
  Preferred stock, par value $1 per share,
    40,000,000 authorized shares; none issued at
    December 31, 1997, 200,000 issued at June 30, 1998                                  -            200,000
  Common stock, no par with a stated value of $0.01;
    110,000,000 shares authorized; 38,835,486 issued and
    36,657,467 outstanding at December 31, 1997 and 40,582,834
    issued and 37,804,815 outstanding at June 30, 1998                            388,355            433,609
  Additional paid-in capital                                                    3,535,795          5,149,897
  Accumulated (deficit) earnings                                                 (834,916)         2,015,995
                                                                               ----------        -----------
                                                                                3,089,234          7,799,501
  Less treasury stock at cost (2,778,019 shares)                               (1,281,000)        (1,281,000)
                                                                               ----------        -----------
                                                                                1,808,234          6,518,501
                                                                               ----------        -----------

                                                                               $8,837,333        $14,213,934
                                                                               ==========        ===========

                       Carnegie International Corporation
                                and Subsidiaries

                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)


                                                                                                    (Unaudited)
                                                                                                 Six months ended
                                                              Years ended December 31,               June 30,
                                                              ------------------------     -------------------------
                                                                  1997          1996           1998           1997
                                                              ---------     ----------     -----------    ----------

Revenue
  Operating                                                  $3,245,810     $3,256,291     $4,541,357     $1,131,107
  Sale of service contracts                                   3,700,000              -      2,340,000      3,700,000
                                                             ----------     ----------     ----------     ----------
                                                              6,945,810      3,256,291      6,881,357      4,831,107
Cost of fees and sales
  Processing fees                                               183,117      1,051,421              -        165,162
  Commissions                                                 1,103,889      1,298,851      1,627,518        848,438
  Supplies                                                      268,656         55,675        340,432          4,172
  Equipment related expenses                                     28,919         99,421        802,918          6,892
  Royalties                                                       5,344         16,662              -          2,178
                                                             ----------     ----------     ----------     ----------

         Total cost of fees and sales                         1,589,925      2,522,030      2,770,868      1,026,842
                                                             ----------     ----------     ----------     ----------

         Gross profit                                         5,355,885        734,261      4,110,489      3,804,265

Operating expenses                                           (3,592,270)    (1,224,689)    (2,506,341)    (1,151,414)
                                                             ----------     ----------     ----------     ----------

         Operating income (loss)                              1,763,615       (490,428)     1,604,148      2,652,851

Other income (expense)
  Interest expense                                              (49,417)      (226,063)      (104,586)       (32,679)
  Interest income                                                16,834          7,144         12,368              -
  Gain on sale of subsidiaries                                        -              -      1,974,028              -
                                                             ----------     ----------     ----------     ----------
                                                                (32,583)      (218,919)     1,881,810        (32,679)
                                                             ----------     ----------     ----------     ----------

         Income (loss) from continuing operations before
           provision for income taxes                         1,731,032       (709,347)     3,485,958      2,620,172

Provision for income taxes                                       50,867              -        635,047        394,075
                                                             ----------     ----------     ----------     ----------

         Net income (loss) from continuing operations         1,680,165       (709,347)     2,850,911      2,226,097

Discontinued operations
  Loss from operation of TimeCast                              (100,330)             -              -              -
                                                             ----------     ----------     ----------     ----------

         NET INCOME (LOSS)                                   $1,579,835     $ (709,347)    $2,850,911     $2,226,097
                                                             ==========     ==========     ==========     ==========

Earnings (loss) per share
  Basic:
    Continuing operations                                    $     0.08     $    (0.08)    $     0.07     $     0.13
    Discontinued operations                                       (0.01)             -              -              -
                                                             ----------     ----------     ----------     ----------
    Net income                                               $     0.07     $    (0.08)    $     0.07     $     0.13
                                                             ==========     ==========     ==========     ==========

  Diluted:
    Continuing operations                                    $     0.07     $    (0.08)    $     0.07     $     0.13
    Discontinued operations                                           -              -              -              -
                                                             ----------     ----------     ----------     ----------
    Net Income                                               $     0.07     $    (0.08)    $     0.07     $     0.13
                                                             ==========     ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                       Carnegie International Corporation
                                and Subsidiaries


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                        Preferred Stock
                                                                                        ---------------
                                                                                 Shares                 Amount
                                                                                 ------                 ------

Balance at January 1, 1996                                                          -                  $   -
     Net loss for the year ended December 31, 1996                                  -                      -
     Reverse acquisition                                                            -                      -
     Shares issued in connection with acquisitions                                  -                      -
     Share issued in lieu of compensation                                           -                      -
                                                                                 -------                -------

Balance at December 31, 1996                                                        -                      -
     Net income for the year ended December 31, 1997                                -                      -
     Disposition of DAR                                                             -                      -
     Issuance of common stock                                                       -                      -
     Shares issued in lieu of compensation                                          -                      -
     Shares issued in connection with acquisitions                                  -                      -
     Affiliates' forgiveness of note payable                                        -                      -
     Purchase of treasury shares                                                    -                      -
                                                                                 -------                -------

Balance at December 31, 1997                                                        -                      -
     Net income for the six months ended June 30, 1998                              -                      -
     Issuance of common stock                                                       -                      -
     Shares issued in lieu of compensation                                          -                      -
     Shares issued in connection with acquisitions                               200,000                200,000
                                                                                 -------                -------

Balance at June 30, 1998 (unaudited)                                             200,000               $200,000
                                                                                 =======                =======


   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------



                            Additional     Accumulated
        Common Stock          paid-in       (deficit)       Treasury       Stockholders'
   Shares        Amount       capital       earnings          stock      (deficit) equity
   ------        ------       -------       --------          -----      ----------------

     1,000    $  1,000     $   78,255     $(1,714,864)    $   (59,795)    $(1,695,404)
        --          --             --        (709,347)             --        (709,347)
   999,000       9,000        (78,255)          9,460          59,795              --
 8,350,000      83,500             --                              --          83,500
 7,224,786      72,248        593,413                                         665,661
----------    --------     ----------     -----------     -----------     -----------

16,574,786     165,748        593,413      (2,414,751)             --      (1,655,590)
        --          --             --       1,579,835              --       1,579,835
        --          --         99,330              --              --          99,330
   420,400       4,204        225,337              --              --         229,541
 2,500,300      25,003        584,400              --              --         609,403
19,340,000     193,400      1,880,815              --              --       2,074,215
        --          --        152,500              --              --         152,500
        --          --             --              --      (1,281,000)     (1,281,000)
----------    --------     ----------     -----------      ----------     -----------

38,835,486     388,355      3,535,795        (834,916)     (1,281,000)      1,808,234
        --          --             --       2,850,911              --       2,850,911
 3,124,378      31,254        929,556              --              --         960,810
 1,399,989      14,000        584,546              --              --         598,546
        --          --        100,000              --              --         300,000
----------    --------     ----------     -----------      ----------     -----------

43,360,853    $433,609     $5,149,897     $ 2,015,995     $(1,281,000)    $ 6,518,501
==========     =======      =========      ==========      ==========      ==========


   The accompanying notes are an integral part of these financial statements.

                       Carnegie International Corporation
                                and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                      (Unaudited)
                                                                                                   Six months ended
                                                                Years ended December 31,                June 30,
                                                                --------------------------    -------------------------
                                                                     1997          1996           1998           1997
                                                                -----------    ----------      ---------     ----------

Cash flows from operating activities
     Net income (loss)                                          $ 1,579,835    $ (709,347)    $2,850,911     $2,226,097
     Adjustments to reconcile net income (loss) to net cash
     provided by operating activities
           Depreciation and amortization                            175,264        21,084        318,498          9,876
           Issuance of common stock as compensation                 448,177       665,661        598,546        133,750
           Net book value of subsidiary sold                              -             -     (1,624,028)             -
           Changes in assets and liabilities
           Accounts receivable                                      (40,544)       98,914       (175,261)        38,756
           Due from affiliates                                     (513,194)     (589,963)      (388,770)             -
           Inventory                                                (20,582)       (7,993)       (25,228)       (12,654)
           Prepaid expenses                                         (24,248)        3,726       (158,392)       (11,871)
           Other assets                                              61,112       (91,818)             -              -
           Accounts payable and accrued expenses                    640,047       118,037         64,821        (47,987)
           Accrued interest put option-                                   -       187,829              -              -
           Income taxes payable                                      50,867             -        635,047        393,953
           Note receivable                                                -             -     (2,340,000)             -
                                                                -----------    ----------     ----------     ----------

          Net cash provided by (used in) operating activities     2,356,734       688,227        (55,727)     2,729,920

Cash flows from investing activities
     (Purchase) redemption of restricted certificate of deposit    (400,000)            -        400,000              -
     Purchase of furniture and equipment                           (170,008)     (19,559)       (594,152)       (42,355)
     Deposits                                                             -            -        (280,855)       (48,182)
     Acquisition costs                                             (530,628)    (247,850)       (121,754)             -
                                                                -----------    ---------      ----------     ----------

        Net cash used in investing activities                    (1,100,636)    (267,409)       (596,761)       (87,593)

Cash flows from financing activities
     Payments on notes payable                                   (1,454,033)    (839,504)       (482,802)      (734,194)
     Proceeds from issuance of notes payable                        990,568      433,134               -              -
     Purchase of treasury shares                                   (800,000)           -               -       (981,539)
     Sale of common stock                                           229,541            -         960,810              -
     Notes receivable                                               (10,200)           -             200        (10,000)
                                                                -----------    ---------      ----------     ----------

        Net cash (used in) provided by  financing
             activities                                          (1,044,124)    (406,370)        478,208     (1,725,733)
                                                                -----------    ---------      ----------     ----------

           NET INCREASE (DECREASE) IN CASH                          211,974       14,448        (174,380)       916,954

Cash at beginning of period                                          14,448            -         226,422         14,448
                                                                -----------    ---------      ----------     ----------

Cash at end of period                                           $   226,422    $  14,448      $   52,042     $  931,042
                                                                ===========    =========      ==========     ==========


   The accompanying notes are an integral part of these financial statements.

Supplemental schedule of non-cash investing activities:
    During 1996, the Company purchased all of the stock of ECAC and DAR in a reverse acquisition for 8,350,000 shares of common stock (94% of the Company's outstanding shares). During the year ended December 31, 1997, the Company purchased all of the stock of Talidan, PTT, and Victoria for 19,365,000 shares of common stock, warrants for 5,000,000 shares, options and put option for shares valued at $5 million, representing an aggregate price of $6,174,539, including cash and notes of $325,000.

    During 1997 and 1996, respectively, 2,500,300 and 7,224,786 shares of the Company's common stock were issued at a value of $609,403 and $665,661 as compensation for services rendered by various consultants, attorneys, and others.

    During 1997, the Company acquired 1,078,019 shares of its common stock in settlement of notes receivable from affiliates of $481,000 and cash of $800,000.

    During 1997, the Company spun-off a subsidiary with a deficit, which increased stockholders' equity by $99,300.

    During 1997, a stockholder relieved the Company of an obligation to make payment on a note payable in the amount of $152,500.

Unaudited

    During the six months ended June 30, 1998 the Company purchased all of the outstanding stock of ACC Telecom for 200,000 shares of preferred stock and a note for $814,962.

    During the six months ended June 30, 1998 the Company disposed of all of the common stock of ECAC, Inc and ECAC Europe, Inc. for combined receipts of $350,000 in cash. These companies had liabilities in excess of assets of $1,624,028 at the date of sale.

    During the six months ended June 30, 1998 the company sold the rights to certain telephone lines and the release of certain covenants not to compete for a note in the amount of $2,340,000.

                       Carnegie International Corporation
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

    Organization

    Carnegie International Corporation (the Company or Carnegie) (formerly A&W Corporation, Inc.) was incorporated in Colorado and discontinued operations in September, 1985. In May, 1996, Carnegie acquired all of the outstanding stock of DAR Products Corporation (DAR) and Electronic Card Acceptance Corporation (ECAC) in exchange for 94% of its common stock pursuant a stock purchase agreement with Grandname, Ltd. For accounting purposes, this transaction has been reflected as a reverse acquisition with DAR and ECAC as the acquirers.

    Principles of Consolidation

    The consolidated financial statements of the Company include the accounts of Carnegie and its wholly-owned subsidiaries: TimeCast Corporation ("TimeCast"), a Nevada corporation; Electronic Card Acceptance Corporation ("ECAC"), a Virginia corporation; Talidan Limited ("Talidan"), a British Virgin Islands corporation; Profit Through Telecommunications (Europe) Limited ("PTT"), a United Kingdom corporation; Talidan USA t/a Victoria Station - Miami, Inc. ("Victoria"), a Florida corporation; ECAC Europe ("ECAC Europe"), a United Kingdom corporation; and in 1998, Harbor City Corporation t/a ACC Telecom ("ACC Telecom"), a Maryland corporation.

    In 1996, Grandname, Ltd., prior to combination with Carnegie, acquired DAR and ECAC. The subsequent business combination with Carnegie has been reflected as a reverse acquisition with DAR and ECAC as the acquirers, for accounting purposes. Equity balances on January 1, 1996 represent DAR and ECAC balances. Revenue and results of operations for DAR and ECAC are included for the entire fiscal year 1996. The Company sold the stock of ECAC on January 31, 1998.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

    Principles of Consolidation - continued

    TimeCast was formed in September, 1997 as a wholly owned subsidiary of Carnegie. TimeCast became the holding company of DAR by exchanging TimeCast shares for all of DAR's outstanding shares. TimeCast was spun-off on September 15, 1997 in a distribution to the Company's stockholders.

    Talidan and PTT were acquired on September 29, 1997 and Victoria was acquired effectively on August 18, 1997. These acquisitions were accounted for as purchases. Results of operations of these subsidiaries from their dates of acquisition have been consolidated.

    ACC  Telecom  was  acquired  in 1998 and was  accounted  for as a  purchase.
    Unaudited   results  of  operations   since   February  1,  1998  have  been
    consolidated.

    Significant intercompany transactions have been eliminated in consolidation.

    Business Operations

    The Company operates primarily in the United States, United Kingdom, and South America. During 1997, the Company's business operations were 73% in credit card processing in the United States; 17% in the marketing of telephone time through international contracts for discounted telephone time primarily in South America and Europe; 10% in restaurant operations in Miami, Florida. During 1996, all of the Company's business operations were in credit card processing. A description of the business operations of each company follows:

    o Carnegie provides management services to its wholly owned subsidiaries. Carnegie has no direct domestic operating assets or business activity.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

    Business Operations - continued

    o TimeCast is engaged in the business of designing, manufacturing and marketing physical fitness exercise devices and equipment, and muscular development products, including Non-Grip Technology (R) related to exercise and fitness equipment.

      On September 15, 1997, TimeCast was spun-off in a distribution to the Company's stockholders.

    o ECAC is an independent sales organization providing bankcard services to U.S. merchants. Its primary business objective is to build a portfolio of customer service contracts between itself and individual merchants. When the portfolio of contracts approximates 1,000 or more contracts the Company will offer the portfolio for sale to financial institutions, or other companies, involved in the credit card processing business. The service contracts provide for the payment of fees by the individual merchants to the company who in turn pays a financial institution for service. On January 31, 1998, the stock of ECAC was sold.

    o ECAC Europe is an independent sales organization providing bankcard services to merchants in the United Kingdom. On January 6, 1998, the stock of ECAC Europe was sold.

    o Talidan markets telephone service through international contracts for discounted telephone time.

    o PTT is a telecommunications software company. Its software can be utilized by voice recognition, touch-tone keypad, or bar code readers for a broad range of applications. One of PTT's products is MAVIS(TM) (Multi-language Automated Voice Independent System), an automated attendant system allowing telephone callers to reach or leave messages for a person or a department of a company, by verbally responding to prompts, without pressing buttons on the telephone.

    o Victoria operates a restaurant in Miami, Florida.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

    Business Operations - continued

    o ACC Telecom sells, installs and services telephone systems, voice mail integration, computer technology, LAN operating systems and cable media for businesses in the Washington, DC, Maryland and Northern Virginia areas.

    Use of Estimates

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results may differ from those estimates.

    Accounts Receivable

    For financial reporting purposes, the Company utilizes the allowance method of accounting for doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The allowance is based on an experience factor and review of current accounts receivable. Uncollectible accounts are written off against the allowance accounts when deemed uncollectible. At December 31, 1997 and June 30, 1998 (unaudited), management estimates that all of the accounts receivable are collectible.

    Inventory

    Inventory  consists  of  credit   authorization   equipment  and  restaurant
    supplies, which are carried at the lower of cost or market on a first-in, first-out basis.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

    Property, Plant and Equipment

    Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, primarily on a straight-line basis. Accelerated depreciation methods are used for tax purposes on certain assets. The estimated service lives used in determining depreciation are five to seven years for machinery and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

    Maintenance and repairs are charged to expense as incurred; additions and betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation of the disposed assets are removed and any resulting gain or loss is credited or charged to operations.

    Software Development Costs

    The Company's voice recognition system MAVIS reached a stage of commercial viability in 1997. The company continues to make enhancements to this product in order to comply with the specific requirements of customers for interface of this software with existing telephone systems. The costs incurred to enhance the software are capitalized as incurred.

    Intangibles

    Intangibles represent costs in excess of net assets acquired in connection with businesses acquired, acquisition costs, and noncompete agreements. The costs in excess of net assets acquired in connection with businesses acquired are being amortized to operations on a straight-line basis over 15 years, the acquisition costs are being amortized over 15 years and noncompete agreements are being amortized over the term of the contracts. The recoverability of carrying values of intangible assets is evaluated on a recurring basis. The primary indicators are current or forecasted profitability of the related business.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

    Income Taxes

    The Company records its income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the use of the liability method for financial reporting purposes. Deferred and prepaid taxes are provided for on temporary differences in the basis of assets and liabilities that are recognized in different periods for financial and tax reporting purposes.

    Earnings Per Share

    Basic earnings per share amounts have been computed based on the weighted average number of common shares outstanding. Diluted earnings per share amounts reflect the increase in weighted average number of common shares outstanding that would result from the assumed exercise of outstanding options, calculated using the treasury stock method.

    Revenue Recognition

    ECAC recognizes income resulting from the sale of service contract portfolios when title to these contracts is assigned to the purchaser. The Company recognizes revenue from bank services pursuant to the terms of service agreements that are based upon a percentage of sales volume transacted by the merchant.

    Talidan recognizes revenue from telephone sales on a monthly basis in accordance with the service contracts it is party to. The monthly revenue is based on the number of minutes of calls that are processed.

    Victoria recognizes revenue monthly based on food and beverage sales at its Miami, Florida restaurant.

    ACC Telecom recognizes revenue from telephone sales and service when the equipment is installed or service is provided.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

    Revenue Recognition - continued

    TimeCast, ECAC Europe, and PTT revenues were not material for the year ended December 31, 1997. DAR revenues were not material for the year ended December 31, 1996.

    Stock-Based Compensation

    Compensation costs for stock options are measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation for stock awards is recorded based on the quoted market value of the Company's stock at the time of grant.

    Translation of Foreign Currencies

    Assets and liabilities recorded in functional currencies other than U.S. dollars are translated into U.S. dollars at the year-end rate of exchange. Revenue and expenses are translated at the weighted-average exchange rates for the year. The resulting translation adjustments are charged or credited directly to a separate component of stockholders' equity. As of December 31, 1997 and 1996, there was no material adjustment required for foreign currency translation.

    Statement of Cash Flows

    For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    Newly Issued Accounting Standards

    In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income (SFAS 130), which is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components. The Company adopted SFAS 130 in the fiscal year beginning January 1, 1998.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

    Newly Issued Accounting Standards - continued

    In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), which is effective for fiscal years beginning after December 15, 1997. The statement establishes revised standards under which an entity must report business segment information in its financial statements. The Company has adopted SFAS 131.


NOTE B - ACQUISITIONS

    ACC Telecom

    On May 18, 1998, with an effective date of February 1, 1998, the Company acquired all of the outstanding stock of ACC Telecom for consideration of $1,114,962 consisting of a $1,000,000 note payable in quarterly installments over five years, plus 200,000 shares of the Company's Series A preferred stock. After a two year vesting period, this preferred stock is convertible into the greater of $2,000,000 worth or 2,000,000 shares of the Company's common stock. In the event the Company declares a common stock dividend, or the market price of the Company's common stock exceeds $2.00 per share, the preferred stock may be converted prior to the end of the two year vesting period.

    PTT and Talidan

    On September 29, 1997, the Company acquired all of the outstanding stock of PTT and Talidan from Tiller Holding Limited ("Tiller") for an aggregate price of $5,830,789 comprised of 19,340,000 shares of the Company's common stock, warrants for five million shares, and options for shares valued at $5 million, exercisable at $0.001 per share, with a related put option valued at $3,756,574. Management has reserved 100% of its treasury shares to fulfill its obligation under the options.

    The Agreement with Tiller also provides that the Company shall have a three year right of first refusal for future dispositions by Tiller of companies in the telecommunications industry.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE B - ACQUISITIONS - Continued

    Victoria

    On September 29, 1997, the Company acquired 100% of the stock of Victoria and the assets of Jane Management Corporation (Collectively "Victoria"). The agreement was effective August 18, 1997. Victoria operates the Victoria Station restaurant in Miami, Florida. Consideration for the acquisitions was cash of $140,000 and a note for $185,000, payable not later than January 15, 1998, plus 25,000 shares of the Company's stock valued at $18,750 ($0.75 per share).

    The above transactions have been recorded under the purchase method of accounting and, accordingly, the results of operations of PTT and Talidan from September 29, 1997 are included in the accompanying consolidated financial statements. The operations of Victoria commenced August 18, 1997. The fair value of assets acquired and liabilities assumed are summarized as follows:

                                        PTT        Talidan     Victoria

      Current assets               $   16,000    $  575,379    $      -
      Property, plant and
         equipment                     32,000             -     225,000
      Other assets                          -         3,341      75,000
      Goodwill                      1,699,315     4,471,513      43,750
      Liabilities                    (745,600)     (221,159)          -
                                   ----------    ----------    --------

      Purchase price               $1,001,715    $4,829,074    $343,750
                                    =========     =========     =======

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE B - ACQUISITIONS - Continued

      ECAC and DAR

      On May 3, 1996, the stockholders of the Company authorized a reverse stock split of the Company's common stock so that each ten shares issued and outstanding became one share of common stock. On the same day, the stockholders approved the exchange of 8,350,000 of the Company's common stock in a transaction that has been recorded as a reverse acquisition with ECAC and DAR as the acquirers. Upon such exchange, the stockholders of ECAC and DAR owned approximately 94% of the issued and outstanding common stock of the Company and the Company's current stockholders retained approximately 6%. Because of the nature of the transaction, no goodwill has been recorded.

      The following table reflects unaudited pro forma combined results of operations of the Company and the acquisition of Talidan on the basis that the acquisition had taken place at the beginning of the year for each of the years presented:

                                                  1997          1996
                                              -----------    ----------

      Revenues                                $11,180,677    $9,872,538
                                              ===========    ==========

      Income from continuing operations       $ 2,468,857    $  462,049
      Loss from discontinued operations          (100,330)         -
                                              -----------    ----------

               Net income                     $ 2,368,527    $  462,049
                                              ===========    ==========

      Earnings per common share:
        Basic
            Continuing operations             $      0.08    $     0.02
            Discontinued operations                   -            -
                                              -----------    ----------
               Net income                     $      0.08    $     0.02
                                              ===========    ==========
        Diluted
            Continuing operations             $      0.08    $     0.02
            Discontinued operations                   -            -
                                              -----------    ----------
              Net income                      $      0.08    $     0.02
                                              ===========    ==========

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE B - ACQUISITIONS - Continued

      In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or at the beginning of 1997 or of future operations of the combined companies under the ownership and management of the Company.

NOTE C - DISPOSITIONS

      On January 31, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC, its credit card processing subsidiary. Consideration for the sale was $100,000 that was paid at closing. The Company realized a gain on sale of the stock of approximately $1.7 million.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE C - DISPOSITIONS - Continued

      The Company has entered into a joint venture with the purchaser of ECAC and a bank, whereby the Company receives a distribution of 40% of the gross profit arising from the services sold to merchants that the Company is instrumental in recruiting. The Company has the authority to direct these customers to other financial institutions without the joint venture partner's consent. Currently there is one and one half full time equivalent employees of the Company devoted to the expansion of the customer base. Revenues realized by the Company approximate the direct cost of the Company's employees.

      On January 6, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC Europe. The Company realized a gain on the sale of stock of approximately $250,000. The Company has received a note bearing interest at 6% as consideration. This note is due in June 1999.

      On September 15, 1997, the Company's Board of Directors declared a distribution of 100% of the common shares of TimeCast to the Company's common shareholders of record at the close of business on September 15, 1997 (the "Spin-Off"). Common shares were distributed on the basis of one share of TimeCast for every three shares of the Company's common stock held by each shareholder.

      The accumulated deficit of $99,330 attributable to TimeCast's operations has been eliminated as a result of the spin-off and additional paid-in capital has been increased accordingly.

      Summarized income statement information relating to TimeCast's results of operations (as reported in discontinued operations) is as follows:

              Royalty income                       $   5,400
              Operating loss                        (100,330)
              Net loss                              (100,330)

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE C - DISPOSITIONS - Continued

      Sale of Certain Talidan Assets

      On June 22, 1998 the Company sold to a company affiliated with one of its directors for $2,340,000 the rights to certain telephone numbers, line access, and advertising materials used in operations in South America for a note. The lines sold consisted of those used for the late night adult entertainment component of Talidan's operations. In addition to the sale of the telephone lines, the Company agreed to release of certain consultants to the Company from their covenant not to compete with the Company. Sales related to this aspect of Talidan's operations were approximately $200,000 at June 30, 1998 (unaudited) and $400,000 for the year ended December 31, 1997. The Company has allocated $600,000 of the note received to sale of the telephone lines and the balance of $1,740,000 has been allocated to the buy out of the covenant not to compete. The Company charged $117,930 of purchased goodwill attributable to these lines to operations. The note receivable requires four equal quarterly payments of principal and interest. Payments begin not later than December 22, 1998. The accrues interest at 7%.



NOTE D - CERTIFICATE OF DEPOSIT - RESTRICTED

      At December 31, 1997, the Company maintained a $400,000 certificate of deposit, which was redeemed in 1998, that was assigned as collateral for a note payable to First Mariner Bank.

      The carrying value of the certificate of deposit approximates market value at December 31, 1997.


NOTE E - LOANS RECEIVABLE - OFFICERS AND EMPLOYEES

      The Company made advances to and has receivables from officers and employees that amount to $301,201 as of December 31, 1997 and $123,773 at June 30, 1998 (unaudited). The advances are non-interest bearing and do not have a specified repayment date. These obligations have been reflected as non-current assets.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE F - PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31, 1997 and June 30, 1998:



                                                December 31, 1997     June 30, 1998

      Vehicles                                      $  4,170            $  214,999
      Computer equipment and software                189,129               859,567
      Furniture and office equipment                 231,160               267,699
      Leasehold improvements                          40,000                40,000
      Equipment held for lease                       121,800                     -
                                                    --------            ----------

         Total property and equipment                586,259             1,382,265

      Less accumulated depreciation and
         amortization                                102,042               286,414
                                                    --------            ----------

              Property and equipment, net           $484,217            $1,095,851
                                                    ========             =========


NOTE G - LEASE AGREEMENTS

      The Company has entered into operating leases for office space in Maryland, Florida and the United Kingdom. The lease terms range from 5 to 6 years and expire at various dates through March 2003. Total rent expense charged to operations for the years ended December 31, 1997 and 1996 was $45,623 and $40,048, respectively. Rent for the six months ended June 30, 1998 and 1997 (unaudited) was $134,628 and $34,786, respectively.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------

NOTE G - LEASE AGREEMENTS - Continued

      The following is a schedule by year of base rentals due on operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997 and June 30, 1998:


                                                         (Unaudited)
         Year                December 31, 1997          June 30, 1998
         ----                -----------------          -------------

         1998                   $165,988                   $184,260
         1999                    169,382                    368,835
         2000                    172,405                    349,588
         2001                    175,779                    280,425
         2002                    144,574                    157,095


NOTE H - LONG-TERM DEBT

      Long-term debt consisted of the following at December 31, 1997 and June 30, 1998:

                                                                   (Unaudited)
                                         December 31, 1997        June 30, 1998
                                         -----------------        -------------

      Convertible note                       $  250,000               $      -
      Envoy Medical Corporation                 109,786
      Treasury stock purchase                   151,000                151,000
      First Mariner Bank                        398,665                      -
      Security Financial and Investment
         Corporation                             49,391                      -
      Various individuals                       366,155                 24,127
      First Union Line of Credit                      -                 85,555
      Union Planter's Bank                            -                185,000
      Other notes payable                             -                262,400
                                             ----------               --------

                                              1,324,997                708,082
      Less current maturities                 1,155,385                408,447
                                             ----------               --------
                                             $  169,612               $299,635
                                              =========                =======

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE H - LONG-TERM DEBT - Continued

      On November 19, 1997, the Company issued a convertible note payable for cash in the amount of $250,000. The note bears interest at 10% and matures on November 18, 1998. Interest is payable in semi-annual installments beginning July 1, 1998. The note is convertible into shares of common stock of the Company. The number of shares of common stock issuable upon conversion of the note equals the lesser of (a) the closing price of the shares of common stock on November 19, 1997 or (b) the amount of the outstanding principal at the time a conversion notice is given, divided by the conversion price, which is defined as seventy percent of the average closing bid prices of the Company's common stock as reported by the NASD over-the-counter bulletin board for the five consecutive trading days immediately preceding the date of conversion. In May, 1998, the note was converted into 1,206,250 shares of common stock at $.20 per share.

      The Company is obligated on a note payable to Envoy Medical Corporation with an outstanding principal balance at December 31, 1997 of $109,786. This note bears interest at prime plus 3% and is due in June 1998. Monthly payments on the note are the greater of $7,000 or twenty percent of revenue earned from a certain customer. Payment on the note was overdue as of December 31, 1997 and therefore the entire balance is due on demand. The loan was paid in full as of June 30, 1998.

      The Company is obligated on a note to the former shareholders of ECAC in connection with the original acquisition. The unpaid balance of the note is $151,000 at December 31, 1997 and June 30, 1998.

      On June 11, 1997, the Company entered into a loan agreement with First Mariner Bank. The loan has a balance of $398,665 at December 31, 1997. The loan requires monthly interest payments at 7.26%. The loan was paid in full on June 5, 1998. The loan is collateralized by a $400,000 certificate of deposit.

      The Company has a note payable to Security Financial and Investment Corporation. The outstanding principal balance at December 31, 1997 was $49,391, which bears interest at 12% per annum. The loan was paid in full as of June 30, 1998.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE H - LONG-TERM DEBT - Continued

      The Company has notes payable to several individuals that have outstanding balances aggregating $366,155 at December 31, 1997 and $24,127 at June 30, 1998 (unaudited). The notes are due on demand and accrue interest at rates that vary from 10% to 20%.

      In connection with the acquisition of Victoria Station restaurant, the Company was obligated on a $185,000 note to a former shareholder of Victoria Station, which was refinanced in 1998 with Union Planter's Bank. The bank note bears interest at prime + 2 % (10.5% as of June 30, 1998) and is payable in equal installments of $3,083 per month starting in May, 1998, with the balance due in full on January 15, 2001. The entire balance of $185,000 was outstanding at June 30, 1998 (unaudited).

      The Company is obligated on two revolving credit lines established with First Union Bank used for the benefit of ACC Telecom. Both lines are due on demand. One of the lines has an outstanding balance as of June 30, 1998 of $26,000 and bears an interest rate of 10.5% (prime + 2%). The other line has a balance of $59,555 as of June 30, and bears interest at 9.0%.

      The Company is obligated under several notes payable due to former shareholders of the Company's PTT subsidiary. One of these former shareholders, Applied Knowledge Limited, is currently controlled by shareholders of Carnegie. The total amount outstanding on these notes at the end of the year was (pound)131,000 or $209,600 at the June 30, 1998 exchange rate. These are non-interest bearing notes and are payable on demand.

      The Company is obligated under notes payable to several other individuals on behalf of PTT. The total value of these notes at June 30, 1998 was (pound)33,000 or $52,800 at the June 30, 1998 exchange rate. These are non-interest bearing notes and are payable on demand.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE H - LONG-TERM DEBT - Continued

      Scheduled annual maturities of long-term debt are as follows:

                                                       (Unaudited)
          Year             December 31, 1997          June 30, 1998
          ----             -----------------          -------------

          1998                 $1,155,385               $408,447
          1999                     35,457                 45,689
          2000                     10,469                 46,865
          2001                     11,796                 48,194
          2002                     13,293                 49,688
        Thereafter                 98,597                109,199


      The aggregate carrying value of the long-term debt at December 31, 1997 and June 30, 1998 approximates market value.


NOTE I - NOTES PAYABLE TO STOCKHOLDER AND AFFILIATES

      Note payable to stockholder and affiliate are as follows:

                                                                   (Unaudited)
                                             December 31, 1997    June 30, 1998
                                             -----------------    -------------


      Notes payable to Strongput
         International, LLC                      $180,484          $  239,889
      Notes payable to individuals                257,113             162,007
      Note payable to Barry and Susan Hunt              -             781,728
                                                 --------          ----------

                                                 $437,597          $1,183,624
                                                  =======           =========

      At December 31, 1997 the Company was obligated on a 10% note payable to a stockholder in the amount of $185,000, issued in connection with the acquisition of Victoria. This note was paid in January 1998.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE I - NOTES PAYABLE TO STOCKHOLDER AND AFFILIATES - Continued

      The Company is obligated on a note due Strongput International LLC, a management company partially owned by a shareholder. The note has an unpaid principal balance of $180,484 at December 31, 1997 and $239,889 at June 30, 1998 (unaudited). The note is due on demand and accrues interest at 12% per annum.

      The Company has other notes payable to several affiliated individuals and entities with aggregate outstanding balances of $257,113 at December 31, 1997 and $162,007 at June 30, 1998 (unaudited). These notes are due on demand and accrue interest at rates that vary from 10% to 12%.

      In connection with the acquisition of ACC Telecom in February, 1998, the Company signed a $1,000,000 million non-interest bearing note, payable in quarterly payments over five years. At the time of the acquisition, the note was valued at $814,962, based on a discount at the average incremental borrowing rate of Carnegie International (8.37%) for the period of the note. As of June 30, 1998 (unaudited), the outstanding balance on the note is $781,728.

      Scheduled annual maturities of these obligations are as follows:


                                                                (Unaudited)
                   Year             December 31, 1997          June 30, 1998
                -----------         -----------------          -------------

                1998                    $622,597                  $470,463
                1999                           -                   145,956
                2000                           -                   158,562
                2001                           -                   172,256
                2002                           -                   187,132
                Thereafter                     -                    49,255

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE J - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

      Accounts payable and accrued expenses consist of the following:

                                                                   (Unaudited)
                                     December 31, 1998            June 30, 1998
                                     -----------------            -------------

    Accounts payable                      $1,090,660               $  986,366
    Other accrued liabilities                161,308                  158,474
    Accrued interest                          22,096                   28,570

                                          $1,274,064               $1,173,410
                                           =========               ==========


NOTE K - CAPITAL STOCK

       Preferred Stock

       In 1998, the Company issued 200,000 shares of non-cumulative preferred stock in conjunction with the acquisition of ACC Telecom. This stock was valued at $0.15 per share at the time of issuance. After a two year vesting period, this preferred stock is convertible into the greater of $2,000,000 worth or 2,000,000 shares of the Company's common stock. In the event the Company declares a common stock dividend, or the market price of the Company's common stock exceeds $2.00 per share, the preferred stock may be converted prior to the end of the two year vesting period. In the event of conversion the common stock is subject to restrictions under Section 144 of the Securities Act of 1934.

       Common Stock

       During 1997, the Company entered into various transactions that included issuance of its common stock. The number of shares issued in each transaction was determined through negotiations among the parties. The per share value of stock exchanged varied among transactions that were similar in nature, based on the time the terms were agreed upon by the parties. Exclusive of the shares exchanged in the purchase of PTT and Talidan, per share values ranged from $0.20 to $0.80, during 1997. The shares exchanged in the acquisitions of PTT and Talidan were subject to restriction and blockage discounts resulting in a value of $0.11.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE K - CAPITAL STOCK - Continued

       Common Stock - continued

       Of the 43,360,853 common shares issued as of June 30, 1998 (unaudited), 33,003,803 shares are restricted pursuant to Section 4 (2) of the Securities Act of 1933 as amended, and 5,831,683 shares were issued pursuant to Rule 504 of the Securities Act of 1934.

       Treasury Stock

       During 1997, the Company acquired 1,700,000 shares of common stock for $800,000 ($.47 per share) in cash and 1,078,019 shares of its common stock in settlement of notes receivable for $481,000 ($.45 per share) from affiliates.

       All treasury shares have been reserved to cover the options issued in connection with the acquisition of Talidan.

       Stock Options

       The Company has entered into an option agreement with Tiller in conjunction with the purchase of Talidan and PTT. This option, which expires in 2001, provides that Tiller may purchase additional shares of the Company's common stock at a price of one tenth of a cent ($.001) per share. The number of shares that may be purchased will be determined by dividing $2.5 million by the average market price of the common stock of the Company as traded in the thirty days prior to exercise of the option.

       The Company has also issued an option to Tiller to purchase shares in exchange for the right of first refusal (The Preemptive Agreement) for any telecommunication company that Tiller owns and offers for sale. This option, which expires in 2000, provides that Tiller may purchase additional shares of Company's common stock at a price of one tenth of a cent ($.001) per share. The number of shares that may be purchased will be determined by dividing $2.5 million by the average market price of the common stock of the Company as traded in the thirty days prior to exercise of the option.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE K - CAPITAL STOCK - Continued

       Stock Options - continued

       The foregoing stock options have a Put Option associated with them. To the extent that the options are not fully exercised on the third anniversary of the issue date, the holder may, for a period of thirty days following such anniversary, exercise the remainder of the option, in whole or in part. The Company may be required by the holder to purchase the resultant number of shares as determined in the agreement. The
       Company has recorded its liability under the Put Option of $3,756,574 which represents the discounted value of the stock options utilizing a 10% discount rate at December 31, 1997 and $3,944,403 at June 30, 1998.

       Stock Options Granted to Officers

       As part of the Company's employment agreement with its Chief Executive Officer, options for a total of 400,000 shares were issued on May 15, 1997. These options have an exercise price equal to the fair market value at the date of grant. These 400,000 options vest as follows: 150,000 on May 15, 1997, 150,000 on December 31, 1997, and 100,000 on September 1,
       1998. Additional options for 500,000 shares covered have an exercise price of $0.10 per share and vest upon the Company successfully completing an offering of 5 million shares of Company stock or $5,000,000, whichever is lower, or achieving a $1,000,000 net profit at the end of a fiscal year. As of December 31, 1997 and June 30, 1998 none of the options had been exercised.

       On April 8, 1998 the Chief Operating Officer of the Company was granted options to purchase 1,000,000 shares of common stock of the corporation at an exercise price of $.45 per share. These options will vest when the company achieves an operating pretax income of at least $1,000,000 for each of two consecutive quarters. These options expire on December 31, 1999. Additional options for 500,000 shares covered have an exercise price of $0.10 per share and vest upon the Company successfully completing an offering of 5 million shares of Company stock or $5,000,000, whichever is lower, or achieving a $1,000,000 net profit at the end of a fiscal year. As of December 31, 1997 and June 30, 1998 (unaudited) none of the options had been exercised.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE K - CAPITAL STOCK - Continued

       Stock Options Granted to Officers - continued
       ---------------------------------

       On April 8, 1998 the Secretary of the Company was granted options to purchase 250,000 shares of Common stock of the corporation at an exercise price of $0.45 per share. In addition, in the event the Company completes a public offering of at least 5 million shares of common stock or realized at least $5,000,000 through such an offering the Secretary will have the option to purchase an additional 100,000 of common stock for $0.10 per share. As of December 31, 1997 and June 30, 1998 (unaudited) none of the options had been exercised.

       The following table summarizes option activity during 1997:


                                                                               Weighted
                                                                                average
                                                                               exercise
                                                               Shares            price
                                                               ------            -----

Options outstanding at beginning of year                          -            $     -
Options exercised                                                 -                  -
Options granted                                              11,108,334           0.03
Options forfeited/expired                                         -                     -
                                                             ----------        -------

Options outstanding at end of year                           11,108,334        $  0.03
                                                                                ======

Option price range at end of year                           $0.001 to $0.23

Option price range for exercised shares                     $         -

Options available for grant at end of year                  $         -

Weighted-average fair value of options,
  granted during the year                                   $      0.12

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE K - CAPITAL STOCK - Continued

      The following table summarizes options outstanding at December 31, 1997:

                                                                                     Weighted average
              Number                                      Weighted average               remaining
            outstanding          Exercise prices           exercise prices           contractual life

            11,108,334           $0.001 to $0.23                $0.03                      3.31

       The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model, with the following weighted-average assumptions used for grants in 1997: risk free interest rates that range from 5.90% to 6.48%; expected volatility rate of 200%, and expected lives of 2 to 4 years.

       The following table presents the pro forma 1997 earnings if the fair values of options granted had been recognized as compensation expense on a straight-line basis over the vesting period of the grant:


                  Pro forma
                      Net earnings                        $     1,507,368
                      Earnings per share
                           Basic                          $          0.07
                           Diluted                        $          0.06

      During 1997 and 1996, 2,500,300 and 7,224,786 shares of the Company's common stock were issued as compensation for various consultants, attorneys, and others at $.25 and $.09 per share or $609,403 and $665,661, respectively.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE L - INCOME TAXES

      Earnings before income taxes is comprised as follows at December 31, 1997:

                                                           (Unaudited)
                            Year ended                   Six months ended
                            December 31,                     June 30,
                     ------------------------       -------------------------
                        1997           1996            1998           1997
                     ----------     ---------       ----------     ----------

      Domestic       $1,665,465     $(709,347)      $1,130,311     $2,620,172
      Foreign            65,567             -        2,355,647              -
                     ----------     ---------       ----------     ----------

                     $1,731,032     $(709,347)      $3,485,958     $2,620,172
                      =========      ========        =========      =========

      The Company's provision for income taxes is comprised as follows:

                                                           (Unaudited)
                            Year ended                   Six months ended
                            December 31,                     June 30,
                     ------------------------       -------------------------
                        1997           1996            1998           1997
                     ----------     ---------       ----------     ----------

       Domestic      $   50,867     $       -       $  635,047     $  394,075
       Foreign                -             -                -              -
                      ---------     ---------       ----------     ----------

                     $   50,687     $       -       $  635,047     $  394,075
                     ==========      ========        =========      =========

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE L - INCOME TAXES - Continued

      The Company's provision for income taxes differs from the anticipated United States statutory rate. Differences between the statutory rate and the Company's provision are as follows at December 31, 1997:


                                                December              June

       Taxes at statutory rate                      34%                34%
       Benefit of net operating loss
         carryforward                              (28)               (11)
       Foreign tax rate differential                (3)                (3)
                                                 ------              -----

                                                     3%                20%
                                                 ======              =====

      Deferred tax liabilities have not been recognized for basis differences related to investments in the Company's United Kingdom subsidiaries. These differences, which consist primarily of unremitted earnings intended to be indefinitely reinvested, aggregated approximately $125,000 at December 31, 1997 and $1,111,000 at June 30, 1998. The Company has not determined the amount of unrecognized deferred tax liabilities. Income taxes at June 30, 1998 include $364,531 (unaudited) attributable to foreign operations. This provision is attributable to management's intent to transfer a portion of the funds earned through foreign operations to the United States.

      Talidan is chartered in the British Virgin Islands, and is not subject to tax in this jurisdiction. Additionally, the point of service is located in countries in Africa that do not impose income taxes.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE L - INCOME TAXES - Continued

      Deferred taxes are comprised as follows at December 31, 1997 and June 30, 1998

                                                                    (Unaudited)
                                                       1997             1998

        Noncurrent tax asset
             Domestic net operating loss
                 Carryforwards                      $639,378        $ 512,935
             Basis difference in fixed assets        (43,641)         (43,641)
                                                    --------        ---------

             Noncurrent deferred tax asset           595,737          469,294

        Valuation allowance                          (595,73)        (469,294)

             Net deferred tax asset                 $      -        $       -
                                                     =======         ========

NOTE M - EARNINGS PER SHARE

      The following table reconciles the numerators and denominators of the basic and diluted earnings per share (EPS) computations.


                                                           Years ended December 31,
                                           ------------------------------------------------------
                                                             1997                         1996
                                           ----------------------------------------    ----------
                                           Income from
                                           continuing    Discontinued
                                           operations     operations     Net Income    Net income

      Basic EPS
        Income (loss) available to
            common stockholder             $ 1,680,165   $  (100,330)   $ 1,579,835   $ (709,347)
                                            ==========    ==========     ==========    =========

        Weighted average number of
            common shares outstanding       22,164,134    22,164,134     22,164,134    9,207,264

                     Basic EPS             $      0.08   $      (0.0)   $      0.07   $    (0.08)
                                            ==========   ===========     ==========    =========

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE M - EARNINGS PER SHARE - Continued

                                                           Years ended December 31,
                                           ------------------------------------------------------
                                                             1997                         1996
                                           ----------------------------------------    ----------
                                           Income from
                                           continuing    Discontinued
                                           operations     operations     Net Income    Net income

      Diluted EPS
        Income (loss) available to
          common stockholder               $ 1,680,165   $  (100,330)   $ 1,579,835    $ (709,347)
        Income impact of assumed
            conversions                              -             -              -             -
                                           -----------   -----------    -----------    ----------

      Income (loss) available to
         common stockholders on a
         diluted basis                     $ 1,680,165   $  (100,330)   $ 1,579,835    $ (709,347)
                                            ==========    ==========     ==========     =========

      Weighted average number of
            common shares outstanding       22,164,134    22,164,134     22,164,134     9,207,264
           Effect of dilutive securities -
             stock options                     912,489             -        912,489             -
                                           -----------   -----------    -----------    ----------

      Adjusted weighted average
             number of common shares
             outstanding                    23,076,623    22,164,134     23,076,623     9,207,264
                                            ==========    ==========     ==========     =========

                    Diluted EPS            $      0.07   $         -    $      0.07    $    (0.08)
                                            ==========    ==========     ==========     =========


         During 1997, options to purchase 7,159,720 shares at prices ranging from $0.10 to $0.48 per share were outstanding, which were not included in the computation of diluted EPS from discontinued operations since inclusion of such shares would be antidilutive.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE N - COMMITMENTS AND CONTINGENCIES

      Financial Services Agreement

      ECAC had a financial services agreement with Old Kent Bank for the processing of credit card transactions which expired on December 31, 1994; however, the parties continued to operate under the terms provided by the expired agreement until October 1, 1996. On October 1, 1996, ECAC entered into a settlement agreement under which ECAC's debt to Old Kent Bank was liquidated and Old Kent Bank paid ECAC $325,000 as a final settlement. Of the total debt forgiven, $513,529 related to amounts due in 1997 under these contracts and were recognized as revenue in 1997.

      On April 16, 1997, ECAC entered into an assignment agreement with First USA Merchant Services, Inc. (First USA), under which ECAC agreed to assign, sell, transfer and convey to First USA, and First USA agreed to purchase from ECAC, all the Company's rights with respect to payments and fees related to certain merchant accounts under a prior Independent Sales Organization Marketing Agreement dated August 16, 1996. The consideration paid by First USA was $3,700,000. The revenue recognized in this transaction has been included in operating income for 1997. The company continues to market credit card processing services and the building of processing portfolios that may be packaged and sold in the future.

      Litigation

      As of December 31, 1997 and June 30,1998 the Company and its subsidiaries were involved in two lawsuits involving the 1996 acquisitions and stock transactions related to those acquisitions. In the opinion of management and its counsel, these matters should be resolved favorably and will not materially affect the financial position, results of operations or liquidity of the Company.

      Both of these suits were settled subsequent to June 30, 1998 for a total of $17,952 of cash and the issuance of 353,000 shares of common stock which is restricted under Section 144 of the Securities Act of 1934.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE N - COMMITMENTS AND CONTINGENCIES - Continued

      Employment Agreements

      The Company has entered into an employment agreement with a key employee. The agreement is for a two-year period commencing on May 15, 1997 and will be extended on the same terms unless sooner terminated. In the event the Company terminates without cause the employment of this employee, the employee shall receive an amount equal to one year's salary in addition to the balance of the salary due under the terms of the agreement. The agreements contain a provision which cause all options granted through this agreement to immediately vest if certain defined changes to the Company's ownership occur.

      The minimum amounts due under the agreement during the succeeding two-year
      period,   exclusive  of  contingent  incentive   compensation  and  salary
      adjustments, are as follows:


                  Year                  Amount

                  1999                 $125,000
                  2000                   46,900


NOTE O - YEAR 2000 COMPUTER SYSTEMS COMPLIANCE AND CONTINGENCY

      The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations.

      The Company does business with customers that rely on computers and computer based telephone equipment. The Company does not have any basis to draw a conclusion regarding the level of compliance achieved by these businesses. In the event that either suppliers of services or customers experience significant problems as a result of the Y2K problem it will most likely have a significant effect on the Company's sales and ability to purchase necessary services. The Company cannot quantify what the potential loss of revenue and disruption to supply will be.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE P - RELATED PARTY TRANSACTIONS

      The Company was involved in various transactions with related parties. Legal fees of approximately $187,000 and $3,000 were paid to a firm of which a stockholder is the managing partner for the years ended December 31, 1997 and 1996, respectively.

      The Company acquired 1,078,019 shares of its common stock in settlement of notes receivable from stockholders. ECAC realized $152,500 of additional paid-in-capital from the forgiveness of a note payable to a stockholder in 1997.

      The Company in 1998 sold the rights to certain telephone lines and intangibles to a company affiliated with one of its Directors (see Note
      C). The Company holds a note receivable related to this sale in the amount of $2,340,000 (unaudited).

      The Company made advances to and has receivables from officers and employees that amount to $301,201 as of December 31, 1997 and $123,733 at June 30, 1998 (unaudited). The advances are non-interest bearing and do not have a specified repayment date. Therefore, these obligations have been shown as non-current assets.

      As of December 31, 1997, the Company is obligated on a note payable outstanding to a stockholder in the amount of $185,000, issued in connection with the acquisition of Victoria. In January 1998, the note was paid with the proceeds of a bank loan.

      The Company is obligated on a note to Strongput International LLC, a management company partially owned by a shareholder. The note has an unpaid principal balance of $180,484 at December 31, 1997 and $239,889 at June 30, 1998 (unaudited). The note is due on demand and accrues interest at 12% per annum.

      The Company has other notes payable to several affiliated individuals and entities with aggregate outstanding balances of $257,113 at December 31, 1997 and $162,007 at June 30, 1998 (unaudited). These notes are due on demand and accrue interest at rates that vary from 10% to 12%. Certain of these notes are included in long term debt.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE Q - FINANCIAL INFORMATION FOR BUSINESS SEGMENTS

      In   1997,   the   Company   operated   in   three   industry    segments:
      telecommunications, financial services and restaurant. In 1996, the Company operated in only the financial services industry.

      Operating profit (loss) is income from operations before general corporate expense. General corporate expense consists primarily of management services incurred by Carnegie as the holding company for its wholly owned subsidiaries.

      Identifiable assets by industry segment are those assets that are used in the Company's operations in each industry segment. Corporate assets are principally cash and cash equivalents, capitalized acquisition costs, notes receivable and certain fixed assets in Carnegie's office.

      A summary of the Company's operations by industry segment follows:


                                                                       1997
                                 -------------------------------------------------------------------------------
                                  Financial          Tele-
                                  Services      communications       Restaurant     Corporate       Consolidated

Operating revenues               $5,056,223       $1,216,912          $672,657     $      -         $6,945,810
                                  =========        =========           =======     ===========       =========

Operating profit (loss)          $3,150,423       $   63,207          $  8,402     $(1,448,417)     $1,763,615
Other income (expense)              (16,434)           2,360            (3,092)        (15,417)        (32,583)
                                 ----------       ----------          --------      ----------      ----------

Income (loss) before
  income taxes                   $3,123,989       $   65,567          $  5,310     $(1,463,835)     $1,731,032
                                  =========        =========           =======      ==========       =========

Identifiable assets              $  420,786       $6,981,506          $486,099     $   948,942      $8,837,333
                                  =========        =========           =======      ==========       =========

Depreciation of property,
  plant and equipment            $   31,929       $    6,400          $ 12,377     $     6,939      $  57,645
                                  =========        =========           =======      ==========       ========

Amortization of goodwill         $     -          $  102,847          $  4,250     $    10,522      $ 117,619
                                  =========        =========           =======      ==========       ========

Capital expenditures             $   11,012       $  100,000          $ 18,032     $    40,964      $ 170,008
                                  =========        =========           =======      ==========       ========

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE Q - FINANCIAL INFORMATION FOR BUSINESS SEGMENTS - Continued

                                                                   1996
                                               ------------------------------------------
                                                Financial
                                                 Services       Corporate    Consolidated

Operating revenues                             $3,256,291     $       -      $3,256,291
                                                =========      ==========     =========

Operating profit (loss)                        $  682,011     $(1,172,439)   $ (490,428)
Other income (expense)                              7,144        (226,063)     (218,919)
                                               ----------     -----------    ----------

Income (loss) before income taxes              $  689,155     $(1,398,502)   $ (709,347)
                                                =========      ==========     =========

Identifiable assets                            $   44,604     $    53,781    $  498,385
                                                =========      ==========     =========

Depreciation of property, plan and
  equipment                                    $   20,066     $     1,018    $   21,084
                                                =========      ==========     =========

Amortization of goodwill                       $      -       $       -      $      -
                                                =========      ==========     =========

Capital expenditures                           $   14,473     $     5,086    $   19,559
                                                =========      ==========     =========

In 1997, the Company operated in three geographic regions. In 1996, all of the Company's operations were domestic.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE Q - FINANCIAL INFORMATION FOR BUSINESS SEGMENTS - Continued

      A summary of the Company's operations by geographic region follows:

                                           South           United
                                          America          Kingdom         Domestic    Consolidated

Operating revenues                      $  1,202,512     $   14,400     $  5,728,898   $  6,945,810
                                         ===========      =========      ===========    ===========

Operating profit (loss)                 $    138,525     $  (75,318)    $  1,700,408   $  1,763,615
Other income (expense)                         2,360            -            (34,943)       (32,583)
                                        ------------     ----------     ------------   ------------

Income (loss) before
  income taxes                          $    140,885     $  (75,318)    $  1,665,465   $  1,731,032
                                         ===========      =========      ===========    ===========

Depreciation of property,
  plan and equipment                    $        -       $    6,400     $     51,245   $     57,645
                                         ===========      =========      ===========    ===========

Amortization of goodwill                $     74,525     $   28,322     $     14,772   $    117,619
                                         ===========      =========      ===========    ===========

Capital expenditures                    $        -       $  100,000     $     70,008   $    170,008
                                         ===========      =========      ===========    ===========

NOTE R - SUBSEQUENT EVENTS

      In March of 1998, the Company entered into a lease for a new corporate headquarters in Hunt Valley, Maryland. The lease expires in 2003, requires monthly payments of $11,007 and has stipulated rent increases of 3.5% per year. The lease has an automatic renewal term of 5 years, unless the landlord or Company gives other written notice.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE S - NOTES TO UNAUDITED JUNE 30, 1998 AND 1997 CONSOLIDATED
FINANCIAL STATEMENTS

      Basis of Presentation

      The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X.

      In the opinion of management, the unaudited interim financial statements contained in this report reflect all adjustments, consisting of only normal recurring accruals, which are necessary for a fair presentation of the financial position, and the results of operations for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

      The financial statements, footnote disclosures and other information should be read in conjunction with the financial statements and the notes thereto for the years ended December 31, 1997 and 1996 included elsewhere herein.

      Acquisition

      On February 1, 1998, the Company acquired all of the outstanding stock of ACC Telecom for consideration of $1,314,962 consisting of a $1,000,000 million note payable in quarterly payments over five years, plus 200,000 shares of the Company's Series A preferred stock which are convertible into the greater of $2,000,000 worth or 2,000,000 shares of the Company's common stock after a two year waiting period (see Note B). The preferred shares have been valued using the assumed conversion to 2,000,000 common shares valued at $300,000 ($0.15 per share).

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE S - NOTES TO UNAUDITED JUNE 30, 1998 AND 1997 CONSOLIDATED
FINANCIAL STATEMENTS - Continued

      Acquisition - continued

      The above transaction has been recorded using the purchase method of accounting and, accordingly, the results of operation of ACC Telecom from February 1, 1998 are included in the accompanying consolidated financial statements. The fair value of assets acquired and liabilities assumed are summarized as follows:


         Current assets                                   $  462,877
         Property, plant and equipment                       178,692
         Other assets                                          4,360
         Goodwill                                          1,005,491
         Liabilities                                        (336,458)
                                                          ----------

         Purchase price                                   $1,314,962
                                                           =========

         Disposition

         On January 31, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC, its credit card processing subsidiary. Consideration for the sale was $100,000 that was paid at closing. The Company realized a gain on sale of the stock of approximately $1.7 million.

         On January 6, 1998, the Company entered into an agreement to sell the outstanding shares of ECAC Europe. The Company realized a gain on the sale of stock of approximately $250,000.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE S - NOTES TO UNAUDITED JUNE 30, 1998 AND 1997 CONSOLIDATED
FINANCIAL STATEMENTS - Continued

      Earnings Per Share

      The following table reconciles the numerators and denominators of the basic and diluted earnings per share (EPS) computations.

                                                                   Six months ended June 30,
                                                                    1998            1997
Basic EPS
     Income available to common stockholder                     $  2,850,911    $  2,226,097
                                                                 ===========     ===========

     Weighted average number of common shares
         outstanding                                              40,793,174      17,381,416

              Basic EPS                                         $       0.07    $       0.13
                                                                 ===========     ===========

Diluted EPS
     Income available to common stockholder                     $  2,850,911    $  2,226,097
     Income impact of assumed conversions                                -               -
                                                                ------------    ----------

     Income available to common stockholders
         on a diluted basis                                     $  2,850,911    $  2,226,097
                                                                 ===========     ===========

     Weighted average number of common shares
         outstanding                                              40,793,174      17,381,416
     Effect of dilutive securities - stock options                   563,463          74,083
     Effect of dilutive securities - convertible preferred
         stock                                                     1,467,711             -
                                                                ------------    ----------

     Adjusted weighted average number of
         common shares outstanding                                42,797,348      17,455,499

              Diluted EPS                                       $       0.07    $       0.13
                                                                 ===========     ===========

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE S - NOTES TO UNAUDITED JUNE 30, 1998 AND 1997 CONSOLIDATED
FINANCIAL STATEMENTS - Continued

      Financial Information for Business Segments

      In the first six months of 1998, the Company operated in three industry segments: telecommunications, financial services, and restaurant. In the first six months of 1997, the Company operated only the financial services industry.

      Operating Profit (Loss) is income from operations before general corporate expense. General corporate expense consists primarily of management services incurred by Carnegie as the holding company for its wholly owned subsidiaries.

      Identifiable assets by industry segment are those assets that are used in the Company's operations in each industry segment. Corporate assets are principally cash and cash equivalents, capitalized acquisition costs, notes receivable and certain fixed assets in Carnegie's office.

      A summary of the Company's operations by industry segment follows:

                                                       Six months ended June 30, 1998
                                      ------------------------------------------------------
                                         Tele-
                                    communications   Restauran      Corporate   Consolidated

Operating revenues                    $ 5,942,091     $939,266     $       -     $ 6,881,357
                                       ==========      =======      ==========    ==========

Operating profit (loss)               $ 2,619,645     $ 62,721     $(1,163,441)  $ 1,518,925
Other income (expense)                     (8,705)      (3,587)      1,979,325     1,967,033
                                      -----------     --------     -----------   -----------

Income before income taxes            $ 2,610,940     $ 59,134     $   815,884   $ 3,485,958
                                       ==========      =======      ==========    ==========

Identifiable assets                   $10,932,317     $769,008     $ 2,130,609   $14,213,934
                                       ==========      =======      ==========    ==========

Depreciation of property,
  plant and equipment                 $    64,800     $ 18,502     $     3,290   $    86,592
                                       ==========      =======      ==========    ==========

Amortization of intangibles           $   201,819     $  1,459     $    28,628   $   231,906
                                       ==========      =======      ==========    ==========

Capital expenditures                  $   514,167     $ 44,644     $    35,341   $   594,152
                                       ==========      =======      ==========    ==========

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------

NOTE S - NOTES TO UNAUDITED JUNE 30, 1998 AND 1997 CONSOLIDATED
FINANCIAL STATEMENTS - Continued

       Financial Information for Business Segments - continued
       -------------------------------------------------------

       The results of the operations of the credit card segment of the Company's business have been included in the corporate segment on a net basis.


                                                                  Six months ended June 30, 1997
                                                                  ------------------------------
                                                        Financial
                                                        Services         Corporate        Consolidated
                                                        --------         ---------        ------------

Operating revenues                                   $   4,831,107      $          -      $    4,831,107
                                                      ============       ===========       =============

Operating profit (loss)                              $   2,978,846      $   (325,995)     $    2,652,851
Other income (expense)                                           -           (32,679)            (32,679)
                                                     -------------      ------------      --------------

Income (loss) before income taxes                    $   2,978,846      $   (358,674)     $    2,620,172
                                                      ============       ===========       =============

Identifiable assets                                  $     392,726      $  1,187,699      $    1,580,425
                                                      ============       ===========       =============

Depreciation of property, plant
and equipment                                        $       9,876      $          -      $        9,876
                                                      ============       ===========       =============

Amortization of intangibles                          $           -      $          -      $            -
                                                      ============       ===========       =============

Capital expenditures                                 $      42,355      $          -      $       42,355
                                                      ============       ===========       =============

      In the first six months of 1998, the Company operated in three geographic regions. In the first six months of 1997, all of the Company's operations were domestic.

                       Carnegie International Corporation
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1997 and 1996
                     and June 30, 1998 and 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE S - NOTES TO UNAUDITED JUNE 30, 1998 AND 1997 CONSOLIDATED
FINANCIAL STATEMENTS - Continued

      Financial Information for Business Segments - continued
      -------------------------------------------------------

      A summary of the Company's operations by geographic region follows:


                                                              Six months ended June 30, 1998
                                                              ------------------------------
                                              South             United
                                             America            Kingdom            Domestic        Consolidated
                                             -------            -------            --------        ------------

Operating revenues                      $     4,382,552     $        14,400     $    2,484,405   $     6,881,357
                                         ==============      ==============      =============    ==============

Operating profit (loss)                 $     2,594,121     $       (70,722)    $   (1,004,474)  $     1,518,925
Other income (expense)                            1,172              (6,400)         1,972,261         1,967,033
                                        ---------------     ---------------     --------------   ---------------

Income (loss) before
  income taxes                          $     2,595,293     $       (77,122)    $      967,787   $     3,485,958
                                         ==============      ==============      =============    ==============

Identifiable assets                     $     7,305,612     $     2,203,871     $    4,704,451   $    14,213,934
                                         ==============      ==============      =============    ==============

Depreciation of property,
  plant and equipment                   $             -     $        44,800     $       41,792   $        86,592
                                         ==============      ==============      =============    ==============

Amortization of intangibles             $       166,634     $        36,644     $       28,628   $       231,906
                                         ==============      ==============      =============    ==============

Capital expenditures                    $             -     $       510,392     $       83,760   $       594,152
                                         ==============      ==============      =============    ==============


                       Carnegie International Corporation
                                and Subsidiaries

            SCHEDULE OF QUALIFYING ACCOUNTS AND VALUATION ALLOWANCES

                           December 31, 1997 and 1996

--------------------------------------------------------------------------------




                                                         Charged
                                          Balance        to costs        Charged                       Balance
                                         beginning         and           to other                        end
                                         of period       expenses        accounts     Deductions      of period
                                         ---------       --------        --------     ----------      ---------
For the year ended
  December 31, 1997
      Accumulated depreciation          $    54,273    $    57,645     $        -    $    9,876      $   102,042
      Accumulated amortization
         of intangibles                           -        117,619              -             -          117,619
      Valuation allowance on
        deferred tax assets                 273,808        321,929              -             -          595,737


For the year ended
 December 31, 1996
     Accumulated depreciation                44,397          9,876              -             -           54,273
     Accumulated amortization
        of intangibles                            -              -              -             -                -
     Valuation allowance on
        deferred tax assets                       -        273,808              -             -          273,808


                       Carnegie International Corporation
                                and Subsidiaries

               PRO FORMA UNAUDITED CONDENSED FINANCIAL STATEMENTS

                           December 31, 1997 and 1996

--------------------------------------------------------------------------------


The following pro forma unaudited condensed statements of earnings have been prepared by taking December 31, 1997 and 1996 statements of earnings of Carnegie International Corporation (the Company) and giving effect to the acquisition of all of the outstanding stock of Talidan Limited (Talidan) by the Company as if it occurred as of January 1, 1996. The revenues and results of operations included in the following pro forma unaudited condensed statements of earnings are not considered necessarily to be indicative of anticipated results of operations for periods subsequent to the transaction, nor are they considered necessarily to be indicative of the results of operations for the periods specified had the transaction actually been completed as of January 1, 1996.

These financial statements should be read in conjunction with the notes to the pro forma unaudited condensed statements of earnings, which follow and the financial statements of Talidan and related notes thereto included herewith.

                       Carnegie International Corporation
                                and Subsidiaries

                  PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)
--------------------------------------------------------------------------------

                                                                    Year ended December 31, 1996
                                                                    ----------------------------
                                                         Historical               Pro forma
                                                         ----------
                                                Company            Talidan       adjustments        Pro forma
                                                -------            -------       -----------        ---------

Revenue
     Operating                              $    3,245,810     $  4,234,867      $       -              $ 7,480,677
     Sale of service contracts                   3,700,000                -              -                3,700,000
                                            --------------     ------------      ---------              -----------

         Total revenue                           6,945,810        4,234,867              -               11,180,677

Cost of fees and sales
     Processing fees                               183,117                -              -                  183,117
     Commissions                                 1,103,889        2,892,857              -                3,996,746
     Supplies and merchant expenses                268,656                -              -                  268,656
     Equipment related costs                        28,919                -              -                   28,919
     Royalties and commissions                       5,344                -              -                    5,344
                                            --------------     ------------      ---------              -----------

         Total costs of fees and sales           1,589,925        2,892,857              -                4,482,782
                                            --------------     ------------      ---------              -----------

         Gross profit                            5,355,885        1,342,010              -                6,697,895

Operating expenses                              (3,592,270)         (57,377)      (223,576)    (a)       (4,154,966)
                                            --------------     ------------                             -----------
                                                                                  (281,743)    (b)

         Operating income (loss)                 1,763,615        1,284,633       (505,319)               2,542,929

Other income (expenses)
     Interest expense                              (49,417)               -              -                  (49,417)
     Interest income                                16,834            9,378              -                   26,212
                                            --------------     ------------      ---------              -----------

         Total other (expense) income              (32,584)           9,378              -                  (23,205)
                                            --------------     ------------      ---------              -----------

         Income (loss) from continuing operations
           before provision for income taxes     1,731,032        1,294,011       (505,319)               2,519,724

Provision for income taxes                          50,867                -              -                   50,867
                                                    ------     ------------      ---------              -----------

         Net income (loss) from continuing
           operations                            1,680,165        1,294,011       (505,319)               2,468,857

Discontinued operations                           (100,330)               -              -                 (100,330)
                                            --------------     ------------      ---------              -----------

         Net income (loss)                  $    1,579,835     $  1,294,011      $(505,319)             $ 2,368,527
                                             =============      ===========       ========               ==========

Earnings (loss) per share:
     Basic:
         Continuing operations              $         0.08                                              $      0.08
         Discontinued operations                     (0.01)                                                       -
                                            --------------                                              -----------
         Net income                         $         0.07                                              $      0.08
                                             =============                                               ==========

     Diluted:
         Continuing operations              $         0.07                                              $      0.08
         Discontinued operations                         -                                                        -
                                            --------------                                              -----------
         Net income                         $         0.07                                              $      0.08
                                            ==============                                              ===========



                                                                    Year ended December 31, 1996
                                                                    ----------------------------
                                                         Historical               Pro forma
                                                         ----------
                                                Company            Talidan       adjustments        Pro forma
                                                -------            -------       -----------        ---------

Revenue
     Operating                              $    3,256,291     $  6,616,247      $       -           $ 9,872,538
     Sale of service contracts                           -                -              -                     -
                                            --------------     ------------      ---------           -----------

         Total revenue                           3.256,291        6,616,247              -             9,872,538

Cost of fees and sales
     Processing fees                             1,051,421                -              -             1,051,421
     Commissions                                 1,298,851        4,487,724              -             5,786,575
     Supplies and merchant expenses                 55,675                -              -                55,675
     Equipment related costs                        99,421                -              -                99,421
     Royalties and commissions                      16,662                -              -                16,662
                                            --------------     ------------      ---------           -----------

         Total costs of fees and sales           2,522,030        4,487,724              -             7,009,754
                                            --------------     ------------      ---------           -----------

         Gross profit                              734,261        2,128,523              -             2,862,784

Operating expenses                              (1,224,689)        (296,863)      (298,101)    (a)    (2,195,310)
                                            --------------     ------------                          -----------
                                                                                  (375,657)    (b)
                                                                                  --------

         Operating income (loss)                  (490,428)       1,831,660       (673,758)              667,474

Other income (expenses)
     Interest expense                             (226,063)               -              -              (226,063)
     Interest income                                 7,144           13,494              -                20,638
                                            --------------     ------------      ---------           -----------

         Total other (expense) income             (218,919)          13,494              -              (205,425)
                                            --------------     ------------      ---------           -----------

         Income (loss) from continuing operations
           before provision for income taxes      (709,347)       1,845,154       (673,758)              462,049

Provision for income taxes                               -                -              -                     -
                                            --------------     ------------      ---------           -----------

         Net income (loss) from continuing
           operations                             (709,347)       1,845,154       (673,758)              462,049

Discontinued operations                                  -                -              -                     -
                                            --------------     ------------      ---------           -----------

         Net income (loss)                  $     (709,347)    $  1,845,154      $(673,758)          $   462,049
                                             =============      ===========       ========           ===========


Earnings (loss) per share:
     Basic:
         Continuing operations              $        (0.08)                                          $      0.02
         Discontinued operations                         -                                                     -
                                            --------------                                           -----------
         Net income                         $        (0.08)                                          $      0.02
                                             =============                                           ===========

     Diluted:
         Continuing operations              $        (0.08)                                          $      0.02
         Discontinued operations                         -                                                     -
                                            --------------                                           -----------
         Net income                         $        (0.08)                                          $      0.02
                                             =============                                           ===========


                       Carnegie International Corporation
                                and Subsidiaries

              NOTES TO PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

                           December 31, 1997 and 1996

--------------------------------------------------------------------------------


(a) To amortize the goodwill associated with the transaction based upon a fifteen year life.

(b) To recognize interest expense on the Put Obligation associated with the acquisition.

                                Talidan Limited
                              FINANCIAL STATEMENTS
                                      AND
                             REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS
                               December 31, 1996 and
                            June 30, 1997 (Unaudited)

                                 Talidan Limited

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       AND
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                 December 31, 1996 and June 30, 1997 (Unaudited)

                                 C O N T E N T S

--------------------------------------------------------------------------------


                                                                     Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                     3




FINANCIAL STATEMENTS



         BALANCE SHEET                                                5



         STATEMENT OF EARNINGS                                        6



         STATEMENT OF RETAINED EARNINGS                               7



         STATEMENT OF CASH FLOWS                                      8



         NOTES TO FINANCIAL STATEMENTS                                9

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Stockholders and Board of Directors
Talidan Limited

We have audited the accompanying balance sheet of Talidan Limited (a British Virgin Islands corporation) as of December 31, 1996, and the related statement of earnings, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talidan Limited as of December 31, 1996, and the results of its operations and its cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.



Grant Thornton LLP

Baltimore, Maryland
July 29, 1998

                              FINANCIAL STATEMENTS

                                 Talidan Limited

                                  BALANCE SHEET

                                December 31, 1996

--------------------------------------------------------------------------------


         ASSETS

CURRENT ASSETS
     Cash                                                       $     135,333
     Accounts receivable                                              803,217
     Prepaid expenses                                                 129,740
                                                                -------------

                                                                $   1,068,290
                                                                =============

         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                           $     189,925
     Accrued expenses                                                  96,600
                                                                -------------
                                                                      286,525

STOCKHOLDERS' EQUITY
     Common stock                                                           2
     Retained earnings                                                781,763
                                                                      -------
                                                                      781,765
                                                                      -------

                                                                $   1,068,290
                                                                =============



The accompanying notes are an integral part of this financial statement.

                                 Talidan Limited

                              STATEMENT OF EARNINGS

--------------------------------------------------------------------------------
                                                                 (Unaudited)
                                           Year ended          Six months ended
                                         December 31, 1996       June 30, 1997
                                         -----------------       -------------

Sales                                    $   6,616,247           $  2,974,922

Cost of sales                                4,487,724              2,156,346
                                             ---------              ---------

         Gross profit                        2,128,523                818,576

Operating expenses

General and administrative expenses            296,863                101,377

Other income
     Interest income                            13,494                  5,549
                                                ------                  -----

         NET INCOME                      $   1,845,154             $  722,748
                                         =============             ==========




The accompanying notes are an integral part of this financial statement.

                                 Talidan Limited

                         STATEMENT OF RETAINED EARNINGS

--------------------------------------------------------------------------------


Balance at January 1, 1996                                       $     966,339

         Net income                                                  1,845,154

         Distributions to stockholders                              (2,029,730)
                                                                    ----------

Balance at December 31, 1996                                           781,763

         Net income                                                    722,748

         Distributions to stockholders                                (698,599)
                                                                      --------

Balance at June 30, 1997 (unaudited)                             $     805,912
                                                                 =============




The accompanying notes are an integral part of this financial statement.

                                 Talidan Limited

                            STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                                           (Unaudited)
                                                                   Year ended            Six months ended
                                                                December 31, 1996          June 30, 1997
                                                                -----------------          -------------

Increase (decrease) in cash

Cash flows from operating activities
     Net income                                                   $   1,845,154           $      722,748
     Adjustments to reconcile net income to net cash
         provided by operating activities
              Changes in assets and liabilities
                  Accounts receivable                                  (325,919)                 297,549
                  Prepaid expenses                                      345,625                  129,740
                  Accounts payable                                     (564,596)                 120,302
                  Accrued expenses                                       36,209                  (72,950)
                                                                         ------                  -------

                      Net cash provided by operating activities       1,336,473                1,197,389

Cash flows from financing activities
     Distributions to stockholders                                   (2,029,730)                (698,599)
                                                                     ----------                 --------

                      NET DECREASE IN CASH                             (693,257)                 498,790

Cash at beginning of year                                               828,590                  135,333
                                                                        -------                  -------

Cash at end of year                                               $     135,333           $      634,123
                                                                  =============           ==============



The accompanying notes are an integral part of these financial statements.

                                 Talidan Limited

                          NOTES TO FINANCIAL STATEMENTS

                 December 31, 1996 and June 30, 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES

         A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

         Nature of Business Operations

         Talidan Limited (the Company or Talidan), a British Virgin Islands corporation, is engaged in the business of creating call traffic for small international telephone carriers by public promotion of information and entertainment services using the telephone circuits of such carriers. Talidan receives commissions from these carriers as a percentage of certain payments, which these carriers receive from their correspondent carriers.

         Talidan is currently generating call traffic in the following countries: Austria, Brazil, Canada, Germany, India, Kuwait, Lebanon, Pakistan, Philippines, Saudi Arabia, Singapore, United Arab Emirates and United States. Talidan is currently terminating its call traffic in the following countries: Chile, Cook Islands, Moldova, Nieu, New Guinea, Sao Tome and a contract with a domestic carrier in Brazil. All of the Company's business is transacted in US dollars.

         The Company extends credit to the carriers with which it does business. Each customer's credit worthiness is evaluated on a case by case basis.

         One customer represents approximately 30% of the Company's revenue and one supplier represents approximately 30% of the Company's costs.

         Management

         The Company has no employees, but uses the services of a management company, LTA Limited, which conducts all operations related to the business of Talidan. Talidan's managing director, in the Isle of Man, and its marketing consultants, in England, are paid on a commission basis. Talidan relies on outside sources for its sales, marketing and advertising.

                                 Talidan Limited

                 December 31, 1996 and June 30, 1997 (Unaudited)

--------------------------------------------------------------------------------


NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

         Use of Estimates

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results may differ from those estimates.

         Accounts Receivable

         The Company utilizes the allowance method of accounting for bad debts. An allowance for potential credit loses is maintained based on ongoing credit evaluations of customers. Uncollectible accounts are written off against the allowance accounts when they are deemed uncollectible. At December 31, 1996, management estimates that all of the accounts receivable are collectible.

         Statement of Cash Flows

         For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         Income Taxes

         The Company is chartered in the British Virgin Islands. Consequently, it is not liable for the payment of income taxes.

         Revenue Recognition

         The Company recognizes revenue from telephone sales on a monthly basis in accordance with its service contracts. Monthly revenue is based on the number of minutes of calls which are processed.

         Advertising Costs

         The Company expenses all advertising costs when an advertisement first runs. Expenditures made for advertising or media not yet run are reported as prepaid expenses.

                                 Talidan Limited

                 December 31, 1996 and June 30, 1997 (Unaudited)

NOTE B - CAPITAL STOCK

         The Company has one class of common stock (share capital) outstanding. This stock has no par value.


NOTE C - COMMITMENTS AND CONTINGENCIES

         The Company has a management contract with LTA Limited, which calls for annual payments of $144,000 per year through December 31, 1998. The contact renews automatically and is subject to a six-month cancellation by either party.


NOTE D - CASH BALANCES

         All of the Company's cash is deposited in accounts located in the United Kingdom.


NOTE E - RELATED PARTY TRANSACTIONS

         The Company transacts business with its shareholders on a regular basis. The shareholders provide advertising and call management and general management services throughout the year. These shareholders are not compensated for these services. Payment is made to the shareholders in the form of distributions.

                                    PART III

Item 1.  Index to Exhibits

Exhibit
Number

3.1        Articles of Incorporation, as amended
3.2        Bylaws
10.1 Employment Agreement between the Corporation and Lowell Farkas, as amended
10.2       Employment Agreement between the Corporation and E. David Gable
10.3       Employment Agreement between the Corporation and David Pearl
10.4       1998 Stock Option Plan
10.5       Exchange  Agreement  between  A&W  Corporation,  Inc.  and  Grandname
           Limited
10.6 Assignment Agreement by and between First USA Merchant Services, Inc. and Electronic Card Acceptance Corporation
10.7       Agreement between Tiller Holdings Limited and the Corporation
10.8       Form of Warrant
10.9       Form of Stock Option Agreement
10.10      Preemption Agreement
10.11      Stock and Asset Purchase Agreement for Victoria Station Restaurant
10.12 Purchase Agreement and Promissory Note between the Corporation and the Alpina Tours, LLC
10.13      Stock Purchase  Agreement between the Corporation and Value Partners,
           Ltd.
10.14      Stock Purchase Agreement for Harbor City Corporation, t/a ACC Telecom
10.15 Buy-Back/Sell-Back Agreement for Purchase of Harbor City Corporation, t/a ACC Telecom
21.1       Subsidiaries of the Registrant
27.1       Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CARNEGIE INTERNATIONAL CORPORATION


Dated:  October ___, 1998                   By: /s/  Lowell Farkas
                                                Name:   Lowell Farkas
                                                Title:  President